Continucare



Taking Personal Care of Your Health and Well-Being

2006 ANNUAL REPORT

Continucare

About the Company

Continucare Corporation (AMEX: CNU) provides primary care physician services on an outpatient basis through a network of medical facilities and independent physician affiliates in the State of Florida. We have 18 medical offices equipped with state-of-the-practice technology and staffed with experienced physicians and comprehensive support personnel. In addition, we provide health practice management services to affiliated physicians who practice primary care medicine in South Florida. We assist these physicians with medical utilization, pharmacy management and specialist network development, freeing them to devote more time to patient care. Currently, through our network of medical facilities and affiliated physicians, we provide health care services for over 40,000 patients, making us one of the largest staff medical providers in Florida.



Continucare Financial Highlights ■

STATEMENTS OF OPERATIONS DATA:	For the Fiscal Year Ended June 30,				
	2006	2005	2004(1)	2003(1)	2002(1)
Total revenue	$132,990,912	$112,231,113	$101,824,102	$ 97,164,834	$ 90,978,930
Income from operations	7,949,569	9,310,877	5,029,808	2,487,779	2,107,647
Income (loss) from continuing operations	5,337,539	15,891,492	6,246,797	1,538,020	(1,864,679)
Net income (loss)	5,337,539	15,891,492	4,652,954	58,598	(3,646,388)
Diluted net income (loss) per common share:					
Continuing operations	0.10	0.31	0.12	0.04	(0.05)
Net income (loss)	0.10	0.31	0.09	–	(0.09)

BALANCE SHEET DATA:	As of June 30,				
	2006	2005	2004(1)	2003(1)	2002(1)
Cash and cash equivalents	$ 10,681,685	$ 5,780,544	$ 720,360	$ 160,743	$ 180,410
Total assets	40,064,846	34,137,935	21,908,181	20,999,976	21,546,985
Long-term obligations, including current portion	195,819	107,710	337,186	9,597,063	13,877,505
Shareholders' equity	36,974,920	30,298,633	16,391,117	2,109,278	1,282,139

(1) These amounts have been adjusted to reflect the termination of certain lines of business.



Total Revenue
(millions)
$91.0
$97.2
$101.8
$112.2
$133.0
'02
'03
'04
'05
'06



RECEIVED
JAN - 9 2007



Income
From Operations
(millions)
$2.1
$2.5
$5.0
$9.3
$8.0
'02
'03
'04
'05
'06



Cash &
Cash Equivalents
(millions)
$0.2
$0.2
$0.7
$5.8
$10.7
'02
'03
'04
'05
'06



Shareholders'
Equity
(millions)
$1.3
$2.1
$16.4
$30.3
$37.0
'02
'03
'04
'05
'06

To My Fellow Shareholders:

I am pleased to report that fiscal 2006 was a year of considerable financial and strategic accomplishment for your company. We achieved key objectives in our core business, delivered solid financial results, and took ambitious steps to advance our growth prospects.

From a financial standpoint, fiscal 2006 was an exceptional year, with 18% growth in total revenue and 78% growth in adjusted operating income. We strengthened our financial position, nearly doubling our cash and cash equivalents to $10.7 million while remaining virtually debt free. More broadly, fiscal 2006 results confirmed something alluded to in my letter to you of last year: your company, through a series of initiatives undertaken by current management over the past three years, has indeed left behind a history of underachievement and is now advancing a course of prosperity and growth.

To keep us on that course and to accelerate our progress, over the past year we have expanded both the company and our strategy. We expanded the company through the acquisition of Miami-Dade Health Centers ("MDHC"), an outstanding health care organi-



"In fiscal 2006, we achieved key objectives in our core business, delivered solid financial results, and took ambitious steps to advance our growth prospects."

Richard C. Pfenniger, Jr.,
President, Chief Executive Officer
and Chairman

zation with physicians, facilities, services and managers that complement our own. The acquisition elevates the company from a notable participant in the Florida health care market to one of the largest staff medical providers in Florida, and will provide our patients even greater convenience, service and care than they currently enjoy.

We expanded our strategy by way of our decision to enter a new business line. Beginning in calendar year 2007, we will be launching a line of consumer-oriented, retail-based health centers called Continucare ValuClinic™. Although relatively new, the retail health clinic model is seeing success in markets across the U.S. and represents a natural extension of our core competency. The first ValuClinic™ health centers are expected to open during the first quarter of 2007 and will be located within Sedano's Pharmacy stores, an established pharmacy chain located in our initial target market. We believe that our entry into the retail clinic arena should provide the company a new source of revenue as well as improved opportunities for patient service, patient referrals and corporate growth.

As may be obvious from the MDHC and ValuClinic™ initiatives, we have emerged from our multi-year period of rebuilding with both ambition and confidence. The foundation of our business is strong and growing, and we see significant opportunity to build upon it in a manner that should benefit our patients and shareholders alike.

Fiscal 2006 Results

Fiscal 2006 was, by almost every operating measure, an outstanding year for Continucare. The magnitude of our financial progress, however, may not be obvious in several key categories due to certain non-recurring or special financial items. Some of these items impacted our fiscal 2005 results but did not impact fiscal 2006, while others impacted fiscal 2006 but not fiscal 2005. As managers, we frequently compare period-to-period results without giving effect to these items to assess the ongoing performance of our core operations, and we believe it is helpful for investors to do the same. Accordingly, in this letter and elsewhere in this report, we present both results reported in our financial statements and results adjusted to exclude the impact of these non-recurring or special items, and on page 16 we provide a financial table that reconciles the two.

Our New Leaf

The new Continucare logo appearing on the cover and elsewhere in this Annual Report brings together the best of the Continucare and MDHC organizations. It is a union of Continucare's written name and the green leaf of MDHC, reflecting the union of the two companies in October 2006.

Our name is composed of the words "continue" and "care", speaking to commitment, personal attention and well-being. The MDHC single leaf derives from an ancient heraldic symbol representing healing, lasting relationships and peace. It is also a clear and simple way of representing life and nurturing.

Our new logo also reflects many of the core values that guide our company and employees: lasting and respectful relationships with patients, close attention and care to their health needs, and the conviction that, when the right resources are applied, life flourishes.

Continucare

Compared to fiscal 2005, our total revenue for fiscal 2006 increased 18% to $133.0 million, marking our sixth consecutive year of revenue growth, and our second straight year of double-digit revenue increases. Total revenue in fiscal 2005 benefited from a $1.1 million one-time distribution from one of our HMO affiliates (the "2005 HMO Distribution"). Excluding this distribution, total revenue in fiscal 2006 would have increased 20% compared to fiscal 2005.

On both a percentage and absolute basis, the increase in total revenue reported in fiscal 2006 was the highest posted by our operations in the past six years. The primary component of this growth was an increase in revenue generated from Medicare patients under risk arrangements – a key aspect of our business, representing approximately 96% of our fiscal 2006 net revenue. Risk arrangements are those arrangements with our affiliated HMOs under which we receive a fixed monthly payment (typically a percentage of the premium received by the HMO) in exchange for providing and paying for substantially all necessary medical care to the patient. Several factors contributed to the increase in 2006 risk revenue, including our decision in

January 2006 to convert a portion of our business from non-risk to risk status, as well as an improved funding environment for Medicare-based programs.

Our medical services expense increased 18% to $110.9 million in fiscal 2006, but that increase was more than offset by an increase in our medical services revenue. As a result, our medical services expenses as a percentage of total revenue decreased slightly compared to fiscal 2005. However, our claims loss ratio (which expresses medical claims expense as a percentage of medical services revenue) increased by almost a percentage point in fiscal 2006, principally because the claims loss ratio in the portion of the business converted from non-risk to risk status during the year was higher than the rest of our business.

Administrative payroll and employee benefits expense increased $1.4 million compared to fiscal 2005, largely due to the recognition of stock option expense for the first time in fiscal 2006. This expense (the "2006 Option Expense") totaled $1.3 million in fiscal 2006, while no comparable expense was required to be recognized in previous years.

"In fiscal 2006, our core operations generated significant free cash flow. Cash and cash equivalents rose 85% to $10.7 million, working capital increased 126% to $15.6 million, and our current ratio improved to over six-to-one."



Fernando L. Fernandez, Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

Compared to fiscal 2005, income from operations for fiscal 2006 decreased $1.4 million or 15% to $7.9 million. Fiscal 2005, however, benefited from a one-time $3.0 million gain on extinguishment of debt (the "2005 Gain"). Excluding the 2005 Gain, along with the 2005 HMO Distribution and the 2006 Option Expense, income from operations would have increased 78% to $9.2 million in fiscal 2006.

Net income for fiscal 2006 was $5.3 million or $0.10 per diluted share, compared to $15.9 million or $0.31 per diluted share for fiscal 2005. As with income from operations, our reported net income for these periods was impacted by several specific items. In fiscal

2006, we recorded a $2.9 million income tax *provision*, while in fiscal 2005 we recorded a $7.2 million income tax *benefit*. Excluding the 2006 income tax provision and the 2005 income tax benefit, and excluding the special items referenced above, net income for fiscal 2006 would have increased over 100% to $9.5 million or $0.19 per diluted share, compared to $4.6 million or $0.09 per diluted share for fiscal 2005.

Our business continued to generate significant free cash flow in fiscal 2006, which further strengthened our financial position. Cash and cash equivalents increased 85% to $10.7 million at the end of fiscal 2006 compared to the end of the prior fiscal year. For the same period, working capital more than doubled to $15.6 million, improving our current ratio to over six-to-one. We reduced total liabilities to $3.1 million from $3.8 million at the end of fiscal 2005, increased shareholders' equity to $37.0 million from $30.3 million, and remained virtually debt-free.

2007 First Quarter Results

We have continued to make financial progress since the end of our 2006 fiscal year. In No-



vember 2006, we announced our financial results for the quarter ended September 30, 2006 – the first quarter of fiscal 2007.

Total revenues increased to $35.9 million, a 20% increase over the first quarter of fiscal 2006, reflecting the increase in our risk-managed Medicare business discussed above. We reported $2.1 million in income from operations, $2.3 million in pre-tax income, and $1.4 million in net income – each largely unchanged from the first quarter of the prior fiscal year.

Our financial position continued to improve in the first quarter of fiscal 2007. Compared to the end of fiscal 2006, cash and cash equivalents increased $1.3 million to $12.0 million, working capital increased $2.3 million to $17.9 million, total liabilities decreased by $1.1 million to $2.0 million, and shareholders equity increased $1.8 million to $38.8 million.

Our first quarter 2007 results did not include MDHC's operations because the transaction was not completed until October 1, 2006. We will report the combined results of the two companies starting with the second quarter of fiscal 2007.

Beyond Organic Growth

Over the past three years, we have delivered substantially improved financial results derived largely from improvements in our existing operations. We streamlined our business, divesting or terminating underperforming lines and refocusing our resources on our primary care medical service activities with an emphasis on managed Medicare services. We overhauled our capital structure through the conversion of long-term debt to equity, the infusion of new capital through a private placement, and the pay-down of other indebtedness using cash from operations. We strengthened the management team and focused on driving growth in patient volume through ambitious marketing programs undertaken both on our own and in conjunction with our HMO partners. We have also worked to increase the number of patients we serve under risk arrangements with our HMOs, which efforts contributed to increased total revenues in fiscal 2006.

While we remain committed to continued improvement and growth in our core business, we are confident that the growth prospects of the organization as a whole can be enhanced through strategic acquisitions and through en-

Continucare & MDHC – Benefits to Patients

More Doctors

Patients have come to expect the best in medical care from Continucare and MDHC. As part of the combined Continucare/MDHC family, patients will now have an even broader network of doctors as well as a growing list of in-house specialists.

More Resources

Now there are 18 medical centers in Miami-Dade, Broward and Hillsborough Counties to take personal care of the health and well-being of our patients. Each one of these medical centers is a state-of-the-practice facility staffed with professionally-trained personnel and modern diagnostic capabilities.

More Care

Medicare, Medicaid, commercial plan or walk-in patients alike will always be greeted with a smile and a caring touch at a Continucare/MDHC facility. For patients requiring transportation, our expanded fleet of vans can easily provide convenient service. With more doctors and more resources, patients can count on us for care when it is most needed

try into new lines of business that are synergistic with current operations. The MDHC acquisition and the ValuClinic™ initiative represent current examples of this strategy.

MDHC

As shareholders, you helped accelerate the company's progress by overwhelmingly approving the acquisition of MDHC in September 2006. Over 99% of the Continucare shares voted were cast in favor of the transaction.

The acquisition is a highly significant event in the evolution of your company. It follows three successive years dedicated to streamlining our business and improving our financial position – an effort that has established Continucare as a prosperous, growing and financially strong organization. The addition of MDHC represents the next step in growing our business and augments the organic growth that we have worked so hard to achieve.

As a result of the MDHC transaction, we are now the largest staff medical provider in South Florida and one of the largest in the State of Florida. The acquisition adds five additional medical centers, approximately 40 additional physicians (many of whom are specialists in their fields), and over 17,000 patients to the Continucare organization. It also provides economies of scale that should permit us to improve efficiencies and enhance our relationships with our HMO partners.

The combination of Continucare and MDHC will strengthen our market position as a leading provider of care to Medicare patients. Beyond Medicare, it will also permit us to establish a significant presence in the Medicaid arena, which is a line of business that we had identified as offering attractive growth prospects under the current environment even prior to the MDHC transaction. Medicaid patients have different needs from Medicare patients, both from social and health care standpoints, and our MDHC colleagues have significant experience in addressing these needs, giving us a solid foundation upon which to build in this area.

The combination of Continucare and MDHC presents a compelling financial case. On a *pro forma* basis, if we were to treat the two companies as having combined their operations effective July 1, 2005, total revenue for the combined Continucare/MDHC entity

"Following the MDHC acquisition, Continucare has a broader base of physicians, services and facilities, and is in a better position than ever to offer patients the quality care for which we are known."



Sadita Bustamante, Senior Vice President – Center Operations

would have been $222.6 million in fiscal 2006 compared to Continucare's reported revenue of $133.0 million. On the same basis, *pro forma* adjusted operating income for the combined entity would have been $15.0 million in fiscal 2006 compared to our stand-alone adjusted operating income of $9.2 million. (A table detailing this *pro forma* analysis appears on page 17.) And as I indicated above, we believe the transaction will be accretive to our earnings during the first full year of combined operations

We will also benefit from the transaction through the addition of MDHC's management group to the Continucare family, as discussed

ValuClinic™ Health Centers – Benefits to Patients

More Locations

The soon-to-be-established ValuClinic™ health centers will provide Continucare patients with more locations where they can receive care for a range of common illnesses like the flu and strep throat and health services like vaccinations and physical examinations.

Greater Convenience

At ValuClinic™, no appointments are necessary, service is seven days a week with extended hours on weekdays, prescriptions can be filled on-the-spot, and patients can shop at Sedano's Pharmacy stores while they wait – if they wait at all.

Lower Cost

A ValuClinic™ visit will offer the high-quality care patients have come to expect from Continucare health care professionals, but at a meaningful discount to similar services offered in a more traditional medical office setting.

in greater detail below. With the acquisition of MDHC now completed, we are working diligently to realize the expected benefits of the combination. Although we have just a few months of combined operations, the team is working together effectively and we are on track to meet the initial objectives of the integration process.

ValuClinic™ Health Centers

In another effort to create opportunity beyond organic growth of our full service medical centers, we recently announced that we will be moving forward with a new line of consumer-oriented, retail-based health centers called Continucare ValuClinic™. The first Continucare ValuClinic™ health centers are expected to open in early calendar 2007 and will be located within Sedano's Pharmacy stores, an established pharmacy chain located in Miami-Dade and Broward Counties, Florida.

Under an innovative retail health care delivery model, ValuClinic™ health centers will offer treatment for common *illnesses* such as the flu, bronchitis, strep throat, pink eye, skin infections and seasonal allergies, in a quick, convenient, and patient-friendly health care setting. They will also offer other high-demand health care services such as vaccinations, physical examinations and diagnostic screenings. Clinics will be staffed primarily by certified nurse practitioners and physician assistants licensed to write prescriptions. They will be open seven days a week, with extended hours on weekdays. No appointment will be necessary and fees for services will represent a meaningful discount to care provided in more traditional health care settings.

Continucare ValuClinic™ represents a natural extension of our core competency – delivering patient-focused primary care medical services – and will permit us to participate in a rapidly growing new health care delivery model. Continucare has proven expertise in providing comprehensive primary health care, which may provide us a competitive advantage over other industry participants who do not have our experience and reputation for quality care. ValuClinic™ will extend our reach by addressing significant unmet needs in the health care market by focusing exclusively on providing a limited number of high-demand services in a consumer-friendly manner. Our services will be affordable, accessible and extremely convenient, and will draw from our experience in providing quality care in the more traditional setting of a Continucare medical office.



Expanding the Team

In my prior letters to you, I noted that successful execution of a strategic plan comes down to the day-to-day efforts of committed and capable employees. Continucare had no

Continucare Medical Offices Receive Humana Five Star Award

Humana, one of Continucare's HMO partners, has named our Continucare Tamarac, Continucare Kendall and Continucare MDHC Westchester medical offices as recipients of the prestigious Humana Five Star Award for 2006.

The award is presented to Humana-affiliated medical offices that exemplify excellence in care. Humana surveys the patients of those offices on their satisfaction with their primary care, service and medical care treatment, with the highest scoring offices receiving the award.

At Continucare, we are dedicated to understanding our patients' needs and ensuring they receive the finest care on a timely and regular basis, and receiving the Humana Five Star Award exemplifies our commitment to quality care and patient satisfaction.

HUMANA ☆ ☆ ☆ ☆ ☆

shortage of such individuals prior to the MDHC acquisition, and the combined company now enjoys an even stronger team with a broader base of industry knowledge and experience. We are privileged to welcome the entire MDHC senior management team to the Continucare organization, including:

- Luis Cruz, M.D., the former President of MDHC, who will serve as Vice Chairman of the Continucare board of directors. Through his board participation, we anticipate that Dr. Cruz will provide valuable strategic counsel in medical management, business development and other areas;

- Jose Garcia, previously Chief Executive Officer of MDHC, will serve as Executive Vice President of Continucare, and will be actively involved in all aspects of the business, with an emphasis on business development activities;

- Sadita Bustamante, previously MDHC's Chief Operating Officer and otherwise a talented and successful health care manager with over 20 years experience in managed care operations, will serve as

Continucare's Senior Vice President – Center Operations; and

- Alfredo Ginory, M.D., a dedicated and experienced managed care physician and previously MDHC's Chief Medical Officer, will serve as our Chief Medical Officer – Dade County, working closely with Jorge Luna, D.O. and Mark Stern, M.D., the Chief Medical Officers of our Broward and Hillsborough County markets, respectively.

These and other individuals from MDHC augment the existing team of dedicated Continucare executives who have contributed to our success since joining the organization over the past three years. In particular, Gemma Rosello has continued to make a substantial contribution to the advancement of our business, demonstrating outstanding leadership and managerial skills and a strong command of our operations. In recognition of her ability and contribution, she was recently promoted to Executive Vice President – Operations. In her new position, Gemma will oversee and manage the company's day-to-day operations and will assist in the execution of our strategic plan. As part of her responsibilities,

"We are making excellent progress integrating the operations of Continucare and MDHC, and have already consolidated two Continucare facilities into one larger MDHC medical office that can better serve our patients."



Gemma Rosello, Executive Vice President – Operations

Gemma will play a key role in managing the integration of MDHC into the Continucare family, working to assure that the best of each organization is carried forward as a continuing part of the combined company.

The Year Ahead

The successful integration of MDHC into our operations, and the effective roll-out of our ValuClinic™ initiative, should make the coming year as challenging – and potentially as rewarding – as any in our history. In addition to those projects, we will continue to focus on advancing the core strategies that got us here



Luis H. Izquierdo,
Senior Vice President –
Marketing

"In 2007, the Continucare marketing group will continue to work closely with our HMO partners to promote our capabilities to plan members in our target markets."

– increasing patient volume through marketing and other programs to enhance the efficiencies of our medical offices, expanding our physician practice management activities, and extending our medical office network. In addition, while we do not intend to undertake a strategy of serial acquisitions, we remain attentive to acquisition opportunities that complement our existing network or extend our geographic reach, and we may seek to establish new sources of revenue and profit that, like ValuClinic™, offer us an opportunity to leverage our expertise in health care management. There is much to be done to meet the goals of 2007, and attaining them is not without a degree of risk, but we have an expanded team of individuals who are seasoned in the industry, confident in the plan, and ready to work.

Share Repurchases

Continucare maintains a board-approved share repurchase program under which we have authority to acquire up to 2.5 million shares of our common stock. As of November 2, 2006, we had repurchased approximately 1.2 million shares under the program for a total cost of approximately $3.0 million. These repurchases reflect management's and the board's confidence in our business and strategies. We intend to continue to act from time-to-time on appropriate opportunities to enhance shareholder value through the repurchase of common shares.

The Resources to Flourish

Perhaps the most important outcome of our efforts over the past few years, and fiscal 2006 in particular, is that we are more capable of meeting the needs our patients. As we say in our communication materials to patients: "with the right resources, life flourishes." Today, Continucare brings to bear greater resources than ever – more medical offices, more physicians, more specialists, and more areas of care. As a result, those we care for are in position to flourish.

With the right resources, companies can

flourish as well. Entering fiscal 2007, Continucare is in a position to do just that. We are financially stronger, larger in size, and more diverse in our offerings, with greater opportunities for growth than ever before.

Many people played a role in creating the opportunities that lie ahead, and many will help us execute. On behalf of management and the board of directors, I would like to extend our thanks and appreciation to the individuals who helped us get where we are today. To the Continucare physicians, other healthcare professionals and employees whose talent, dedication and caring are the heart of the organization – thank you, we are most proud to be associated with you, and we appreciate your service to the company and to our patients. To every member of the MDHC team – welcome to the Continucare family, we share your commitment to the highest quality care, and we believe that together we will achieve far more than either organization could achieve alone. To our colleagues at our affiliated HMOs – we are privileged to serve and care for your members, and we appreciate your continued confidence in our capabilities.

Lastly, to our loyal shareholders – you were patient and supportive as we refocused the company and strengthened its foundation, and we are pleased and grateful that you are with us now as we move forward with a clear vision, in a position of strength, with new prospects for improvement and growth ahead.

Sincerely,

Richard C. Pfenniger, Jr.
President, Chief Executive Officer
and Chairman

December 19, 2006

For additional information on Continucare's business, markets, and strategies, see our Form 10-K for the fiscal year ended June 30, 2006 (particularly Item 1 - Business beginning on page 5), which is included within this Annual Report.

Reconciliation from GAAP to Non-GAAP Information

(In thousands, except per share amounts)

	Fiscal Year Ended		
SELECTED FINANCIAL DATA:	6/30/04	6/30/05	6/30/06
Operating Income (GAAP)	$ 5,030	$ 9,311	$ 7,950
One-time Medicare Advantage distribution	–	(1,148)	–
Stock compensation expense (SFAS123R)	–	–	1,260
Gain on extinguishment of debt	(850)	(3,000)	–
Adjusted operating income	$ 4,180	$ 5,163	$ 9,210
Adjusted operating income	$ 4,180	$ 5,163	$ 9,210
Total revenue	$ 101,824	$ 112,231	$ 132,991
Adjusted operating income margin	4.1%	4.6%	6.9%
Net income (GAAP)	$ 4,653	$ 15,891	$ 5,338
Loss from discontinued operations	1,594	–	–
Income from continuing operations (GAAP)	6,247	15,891	5,338
One-time Medicare Advantage distribution	–	(1,148)	–
Stock compensation expense (SFAS123R)	–	–	1,260
Gain on extinguishment of debt	(850)	(3,000)	–
Medicare settlement related to terminated operations	(2,218)	–	–
Income tax expense (benefit)	–	(7,176)	2,930
Adjusted income from continuing operations	$ 3,179	$ 4,567	$ 9,528
Diluted earnings per share from continuing operations (GAAP)	$ 0.12	$ 0.31	$ 0.10
Adjusted diluted earnings per share from continuing operations	$ 0.06	$ 0.09	$ 0.19
Diluted weighted average common shares outstanding	49,233	52,006	51,230

Reconciliation from GAAP to Non-GAAP Information

(In thousands, except percentages)

CONTINUCARE/MDHC ACQUISITION SELECTED PRO FORMA FINANCIAL DATA:	Pro forma fiscal year ended 6/30/06
Operating Income (GAAP)	$ 11,609
Stock compensation expense (SFAS123R)	1,260
Non-continuing expenses paid by MDHC on behalf of its former owners	3,536
Estimated amortization of intangible assets established as part of the MDHC acquisition	(1,355)
Estimated increase in depreciation expense resulting from an increase in the net book value of property and equipment to reflect estimated fair value	(56)
Estimated increase in rent expense related to a lease for the warehouse building excluded from the MDHC acquisition	(36)
Adjusted operating income	$ 14,958
Adjusted operating income	$ 14,958
Total revenue	$222,600
Adjusted operating income margin	6.7%

Medical Offices

Continucare offers outpatient primary care services through a network of 18 medical offices throughout Miami-Dade County, Broward County and Hillsborough County, Florida. Each of our medical offices is a modern facility with a comprehensive staff organized to meet a diverse set of primary care medical needs. Through the combination of Continucare and MDHC, we now offer our patients more facilities than ever for convenient, high-quality health care.



Continucare Kendall (pictured) was, along with Continucare Tamarac and Continucare MDHC Westchester, one of three Continucare facilities to receive the Humana Five Star Award in 2006 for excellence in patient care.

Miami-Dade County

Hialeah
3233 Palm Avenue
Hialeah, FL 33012
305-827-1000

Flagler
2600 W. Flagler Street
Miami, FL 33135
305-641-0660

Kendall
11701 Mills Drive
Miami, FL 33183
305-270-2700

Perrine
18853 S.W. 117 Avenue
Miami, FL 33177
305-238-1111

Cutler Ridge
11100 S.W. 211 Street
Miami, FL 33189
305-254-1500

Parkway
16800 NW 2nd Avenue
Suite 103
North Miami Beach, FL 33162
305-651-8770

Westchester
8608 Bird Road
Miami, FL 33155
305-551-3200

Homestead
442 Washington Avenue
Homestead, FL 33130
305-245-0200

Broward County

Margate
5643 N.W. 29th Street
Margate, FL 33063
954-979-6900

Tamarac
7101 W. McNab Road
Suite 101
Tamarac, FL 33321
954-722-5600

Sunrise
2900 N. University Drive
Sunrise, FL 33322
954-748-8200

Plantation
6971 W. Sunrise Blvd.
Suite 201
Plantation, FL 33313
954-321-7700

Davie
4801 S. University Drive, Suite 113
Davie, FL 33328
954-434-8588

Pembroke Pines
460 N. University Drive
Pembroke Pines, FL 33024
954-437-4004

Hollywood
5201 Hollywood Blvd.
Hollywood, FL 33021
954-981-5200

Hillsborough County

Lutz
217 Crystal Grove Blvd.
Lutz, FL 33548
813-949-4224

Plant City
228 W. Alexander Street
Plant City, FL 33563
813-754-5480

South Tampa
3225 S. MacDill Avenue
Tampa, FL 33629
813-837-2814

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: June 30, 2006

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________________ to ________________

Commission file number: 001-12115

CONTINUCARE CORPORATION
(Exact name of registrant as specified in its charter)

Florida	**59-2716023**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7200 Corporate Center Drive,
Suite 600
Miami, Florida 33126
(Address of principal executive offices)

(305) 500-2000
(Registrant's telephone number, including area code:)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK $.0001 PAR VALUE	AMERICAN STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of that Act). [ ] Yes [X] No

The aggregate market value of the voting common stock held by non-affiliates of the registrant on December 31, 2005 was approximately $48,793,000.

Number of shares outstanding of each of the registrant's classes of Common Stock at August 31, 2006: 50,251,228 shares of Common Stock, $.0001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2006 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

CONTINUCARE CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JUNE 30, 2006

TABLE OF CONTENTS

GENERAL

Unless otherwise indicated or the context otherwise requires, all references in this Form 10-K to "we," "us," "our," "Continucare" or the "Company" refer to Continucare Corporation and its consolidated subsidiaries, and all references to "the MDHC Companies" refer to Miami Dade Health Centers, Inc. and its affiliated companies . All references to a "Fiscal" year refer to our fiscal year which ends June 30. As used herein, Fiscal 2007 refers to the fiscal year ending June 30, 2007, Fiscal 2006 refers to fiscal year ended June 30, 2006, Fiscal 2005 refers to fiscal year ended June 30, 2005, and Fiscal 2004 refers to fiscal year ended June 30, 2004.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements included in this Annual Report other than statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors. Forward-looking statements may include statements about:

- Our ability to make capital expenditures and respond to capital needs;
- Our ability to enhance the services we provide to our patients;
- Our proposed acquisition of the MDHC Companies;
- Our ability to strengthen our medical management capabilities;
- Our ability to improve our physician network;
- Our ability to enter into or renew our managed care agreements and negotiate terms which are favorable to us and affiliated physicians;
- The impact of the significant increase in our intangible assets that will result if we complete our acquisition of the MDHC Companies;
- Our ability to respond to future changes in Medicare reimbursement levels and reimbursement rates from other third parties;
- Our compliance with applicable laws and regulations;
- Our ability to establish relationships and expand into new geographic markets;
- Our ability to expand our network through additional medical centers or other facilities;
- The potential impact on our claims loss ratio as a result of the Medicare Risk Adjustments ("MRA"), the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Modernization Act") and the enhanced benefits our HMO affiliates offered under their Medicare Advantage Plans for calendar 2006;
- The ability of our stop-loss insurance coverage to limit the financial risk to us of our risk arrangements with the health maintenance organizations ("HMOs");
- The application and impact of Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)") on our future results of operations;
- Our ability to utilize our net operating losses for Federal income tax purposes;
- The impact of the newly effective Medicare prescription drug plan on our results of operations; and
- Our intent to repurchase our common stock under our stock repurchase program.

Forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements, therefore, should be considered in light of all of the information included or incorporated by reference in this Annual Report, including the section entitled "Risk Factors." Such risks and uncertainties include, but are not limited to the following:

- Our dependence on two HMOs for substantially all of our revenues;
- Our ability to respond to capital needs;
- Our ability to achieve expected levels of patient volumes and control the costs of providing services;
- Pricing pressures exerted on us by managed care organizations;
- The level of payments we receive from governmental programs and other third party payors;
- Whether and when the proposed acquisition of the MDHC Companies will be consummated;
- Our ability to rapidly integrate the MDHC Companies' operations and personnel;

- The realization of the expected synergies and benefits of the proposed acquisition;
- Our ability to comply with Section 404 of the Sarbanes-Oxley Act of 2002;
- Diversion of management time on acquisition-related issues;
- Our ability to serve a significantly larger patient base;
- Trends in patient enrollment both at Continucare and the MDHC Companies;
- Our ability to successfully recruit and retain qualified medical professionals;
- Future legislative or regulatory changes, including possible changes in Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers or the benefits we expect to realize from our acquisition of the MDHC Companies;
- Our ability to comply with applicable laws and regulations;
- The impact of the Medicare Modernization Act and MRA on payments we or the MDHC Companies receive for our respective managed care operations; including the risk that any additional premiums we may receive as a result of the newly effective Medicare prescription drug plan will not be sufficient to compensate us for the expenses that we incur as a result of that plan;
- Technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for, health care;
- Changes in our revenue mix and claims loss ratio;
- Changes in the range of medical services we or the MDHC Companies provide or for which our HMO affiliates offer coverage;
- Our ability to enter into and renew managed care provider agreements on acceptable terms;
- Loss of significant contracts with HMOs;
- The ability of our compliance program to detect and prevent regulatory compliance problems;
- Delays in receiving payments;
- Increases in the cost of insurance coverage, including our stop-loss coverage, or the loss of insurance coverage;
- The collectibility of our uninsured accounts and deductible and co-pay amounts;
- Federal and state investigations;
- Lawsuits for medical malpractice and the outcome of any such litigation;
- Changes in estimates and judgments associated with our critical accounting policies;
- Our dependence on our information processing systems and the management information systems of our HMO affiliates;
- Impairment charges that could be required in future periods;
- The impact on our liquidity of any repurchases of our common stock that we may effect;
- The inherent uncertainty in financial forecasts which are based upon assumptions which may prove incorrect or inaccurate;
- General economic conditions; and
- Uncertainties generally associated with the health care business.

We caution our investors not to place undue emphasis on these forward-looking statements, which speak only as of the date of this Annual Report and we undertake no obligation to update or revise these statements as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

General

We are a provider of primary care physician services. Through our network of 15 medical centers we provide primary health care services on an outpatient basis. We also provide practice management services to 15 independent physician affiliates ("IPAs"). All of our medical centers and IPAs are located in Miami-Dade, Broward and Hillsborough Counties, Florida. As of June 30, 2006, we provided services to or for approximately 15,400 patients on a risk basis and 9,300 patients on a limited or non-risk basis through our medical centers and IPAs. A majority of these patients participate in the Medicare Advantage (formerly known as Medicare+Choice) program. For Fiscal 2006, approximately 96% of our revenue was generated by providing services to Medicare-eligible members under risk arrangements that require us to assume responsibility to provide and pay for all of our patients' medical needs in exchange for a capitated fee, typically a percentage of the premium received by an HMO from various payor sources.

Effective January 1, 2006, we entered into an Independent Practice Association Participation Agreement (the "Risk IPA Agreement") with Humana under which we agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to 14 IPAs practicing in Miami-Dade and Broward Counties, Florida. Under the Risk IPA Agreement, we receive a capitation fee established as a percentage of premium that Humana receives for its members who have selected the IPAs as their primary care physicians and assume responsibility for the cost of all medical services provided to these members, even those we do not provide directly. During Fiscal 2006, medical service revenue and medical services expenses related to the Risk IPA Agreement approximated $8.7 million and $8.5 million, respectively. As of June 30, 2006, the 14 IPAs provided services to or for approximately 2,200 Medicare and Medicaid patients enrolled in Humana managed care plans. The Risk IPA Agreement replaces the Physician Group Participation Agreement with Humana (the "Humana PGP Agreement") that was terminated effective December 31, 2005. Under the Humana PGP Agreement, we assumed certain management responsibilities on a non-risk basis for Humana's Medicare, Medicaid and commercial members assigned to selected primary care physicians in Miami-Dade and Broward Counties, Florida. Revenue from this contract consisted of a monthly management fee intended to cover the costs of providing these services and amounted to approximately $0.2 million and $0.5 million during Fiscal 2006 and Fiscal 2005, respectively.

We were incorporated in Florida in 1996 as the successor to a Florida corporation formed earlier in 1996. During Fiscal 2000 and 2001 we restructured much of our indebtedness, including the convertible subordinated notes we then had outstanding. During Fiscal 2004, the notes were converted into shares of our common stock. In an effort to streamline and stem operating losses, we implemented a plan to dispose of our home health operations in December 2003. The home health disposition occurred in three separate transactions and was concluded in February 2004. As a result of these transactions, the operations of our home health operations are shown as discontinued operations in the Consolidated Statements of Income and Consolidated Statements of Cash Flows.

Our principal place of business is 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126. Our telephone number is 305-500-2000.

Acquisition

On May 10, 2006, we entered into a definitive Asset Purchase Agreement to acquire the MDHC Companies (the "MDHC Agreement"). The MDHC Companies provide medical services (including primary care services, selected specialty services and magnetic resonance imaging tests) at five clinical locations throughout Miami-Dade County, Florida, to approximately 18,000 patients, the majority of whom are participants in Medicare and Medicaid HMO plans. Under the MDHC Agreement, one of our subsidiaries will acquire substantially all of the assets and operations of the MDHC Companies and assume certain liabilities of the MDHC Companies. The acquisition is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Under the terms of the MDHC Agreement, at the closing, we will pay the MDHC Companies $5.0 million cash and issue 20.0 million shares of our common stock to the MDHC Companies. We will also pay the principal shareholders of the MDHC Companies an additional $1.0 million cash on the MDHC Companies' first anniversary date of the closing. In addition, upon the terms and subject to the conditions of the MDHC Agreement, following the closing we will pay to those shareholders up to $2.0 million based on the monthly payments in respect of the MDHC Companies' business operations that we or any of our subsidiaries receive from certain identified third-party payors during the fourteen day period commencing the day after the closing date. We will also make certain other payments to the MDHC Companies' principal shareholders depending on the collection of certain receivables that were fully reserved on the books of the MDHC Companies as of December 31, 2005.

The purchase price, including acquisition costs, will be allocated to the estimated fair values of assets acquired and liabilities assumed as of the closing date. We expect to fund estimated cash consideration payable to the MDHC Companies and their shareholders with cash flow from operations or, if necessary, borrowings under our credit facility. Consummation of the acquisition is contingent upon, among other things, the requisite vote of our shareholders approving the issuance of shares pursuant to the Agreement, the audit of the MDHC Companies' financial statements not reflecting any material adverse audit adjustments from the MDHC Companies' unaudited financial statements and that such audited financial statements reflect adjusted EBITDA of at least $6.0 million for the year ended December 31, 2005, approval of the transaction by certain regulatory and governmental authorities and receipt of necessary third party consents.

Industry Overview

The United States health care market is large and growing. According to the Centers For Medicare and Medicaid Services ("CMS"), total outlays on health care in the United States were $1.9 trillion in 2004 and were projected to reach $4.0 trillion in 2015, representing an annual rate of increase of approximately 7.2%. The rate of the overall increase of health care outlays in the United States has been greater than the growth of the economy as a whole (measured by gross domestic product, or GDP). For example, in 2004 the rate of growth of total United States medical outlays was approximately one percentage point higher than the growth of GDP. The high growth rate of health care outlays is expected to continue. In 2004, health care outlays represented 16.0% of GDP. CMS projects that this amount will increase to 20.0% of GDP by 2015. In addition, United States health care outlays have increased at a faster rate than the consumer price index. According to CMS, medical outlays in the United States were projected to grow by approximately 7.4% in 2005, as compared to actual increases of 7.9% in 2004, 7.7% in 2003 and 9.3% in 2002.

The Medicare sector of the United States health care market is also large and growing. Medicare provided health care benefits to approximately 42 million elderly and disabled Americans in 2005, or approximately 14% of the population of the United States. With the coming retirement of the "Baby Boom" generation, a significant increase in the number of Medicare beneficiaries is forecast, with the number of Medicare beneficiaries expected to rise to over 75 million, or greater than 20% of the projected population of the United States, by 2030. Medicare outlays have also grown faster than both the GDP and the consumer price index, which growth is forecast to continue. For example, annual Medicare outlays exceeded $220 billion in 2003 and are expected to grow to over $400 billion by 2012.

Medicare was established in 1965 and traditionally provided fee-for-service (indemnity) coverage for its members. Under fee-for-service coverage, Medicare assumes responsibility for paying all or a portion of the member's covered medical fees, subject, in some cases, to a deductible or coinsurance payment. The Medicare Advantage program represents private health plans' participation in Medicare. Through a contract with CMS, private insurers, such as HMOs, may contract with CMS to provide health insurance coverage in exchange for a fixed monthly payment per member per month for Medicare-eligible individuals. Individuals who elect to participate in Medicare Advantage typically receive additional benefits not covered by Medicare's traditional fee-for-service coverage program and are relieved of the obligation to pay some or all deductible or coinsurance amounts due.

Participation in private Medicare managed care programs (then called Medicare+Choice) increased during the 1990s reaching a peak of 6.2 million participants in 1998, or approximately 16% of the Medicare-eligible population. As of November 2003, the number of participants had decreased to 4.6 million, or approximately 11% of the Medicare-eligible population. The number of participating private health plans also decreased during this period going from 346 plans in 1998 to 155 in November 2003. This decline in participation has been attributed to unpredictable and insufficient payments resulting from the alteration of payments to private plans associated with the Balanced Budget Act of 1997.

The Medicare Modernization Act, adopted in December 2003, was intended, in part, to modernize and revitalize private plans under Medicare. At a cost currently estimated to be over $700 billion for the next ten years, the Medicare Modernization Act established the Medicare prescription drug offering that began in 2006, established new tax-advantaged Health Savings Account regulations and made significant changes to the Medicare Advantage program. The changes to the Medicare Advantage program were a response to the decreased managed care participation in Medicare and the resulting lack of choice for Medicare beneficiaries. The Medicare Modernization Act made favorable changes to the premium rate calculation methodology and generally provides for program rates that we believe will better reflect the increased cost of medical services provided to Medicare beneficiaries.

As a result of the Medicare Modernization Act's enhanced payment rates and other provisions designed to expand Medicare Advantage offerings and make them more attractive to plan sponsors and beneficiaries, enrollment in Medicare Advantage programs has generally increased since December 2003 from approximately 5.3 million participants, or approximately 13% of the Medicare-eligible population, to approximately 6.2 million participants, or approximately 15% of the Medicare-eligible population, as of December 2005. The number of participating private health plans also increased dramatically during this period going from 155 plans in November 2003 to 302 plans in December 2005.

As a result of the growing increases in health care outlays in the United States, insurers, employers, state and federal governments and other health insurance payors have sought to reduce or control the sustained increases in health care costs. One response to these cost increases has been a shift away from the traditional fee-for-service method of paying for health care to managed health care models, such as HMOs.

HMOs offer a comprehensive health care benefits package in exchange for a fixed prepaid monthly fee or premium per enrollee that does not vary through the contract period regardless of the quantity of medical services required or used. HMOs enroll members by entering into contracts with employer groups or directly with individuals to provide a broad range of health care services for a prepaid charge, with minimal deductibles or co-payments required of the members. HMOs contract directly with medical clinics, independent physician associations, hospitals and other health care providers to administer medical care to HMO enrollees. The affiliated physician organization contracts with the HMOs provide for payment to the affiliated physician organizations. Often the payment to the affiliated physician organization is in the form of a fixed monthly fee per enrollee, which is called a capitation payment. Once negotiated, the total payment is based on the number of enrollees covered, regardless of the actual need for and utilization of covered services.

Physicians, including sole practitioners and small physician groups, find themselves at a competitive disadvantage in the current managed care environment. Physicians are generally not equipped by training or experience to handle all of the functions of a modern medical practice, such as negotiation of contracts with specialists and HMOs, claims administration, financial services, provider relations, member services, medical management including utilization management and quality assurance, data collection and management information systems. Additionally, a proliferation of state and federal regulations has increased the paperwork burden and hampered the application of the traditional controls used by managed care organizations. Physicians increasingly are responding to these pressures within the managed care industry by affiliating with organizations such as ours to assist them in managing their practices.

Our Market and Business Strategy

The population of Florida was approximately 17.8 million in 2005, and approximately 30% of those residents are located in Miami-Dade, Broward and Hillsborough Counties. As of June 30, 2005, approximately 520,000 residents of Florida were enrolled in Medicare Advantage plans out of a Medicare-eligible population of approximately 3.0 million. The three HMOs with which we are affiliated account for approximately 48% of Medicare Advantage patients in the markets we serve.

Our strategy is to:

- increase patient volume at our existing medical centers;
- selectively expand our network to include additional medical centers or other medical facilities and to penetrate new geographic markets; and
- further develop our IPA management activities.

We are also actively exploring expanding our operations into other areas in which we believe can leverage our expertise in providing primary care medical services in order to establish a new revenue source to supplement the revenue we receive from providing medical services at our medical offices.

Increasing Patient Volume

Our core business is comprised of our established network of medical centers from which we provide primary care services on an outpatient basis. As of June 30, 2006, we provided services at our medical centers under agreements with HMOs to approximately 13,200 patients on a risk basis and approximately 6,000 patients on a limited or non-risk basis. The dominant focus of these medical centers has historically been serving patients enrolled in Medicare Advantage plans sponsored by our HMO affiliates. We seek to increase the number of patients using our medical centers through the general marketing efforts of our affiliated HMOs and on our own through targeted marketing efforts. In addition to building our Medicare Advantage patient base we seek to increase the number of patients we serve in other lines of business. In particular we desire to increase our Medicaid patient base. In furtherance of this objective we have begun to modify our arrangements with certain of our existing HMO affiliates to add Medicaid as a covered line of business, and during the past year began accepting Medicaid patients in our medical centers. We intend to expand our Medicaid HMO affiliations.

Selectively Expanding Our Network

In addition to the proposed acquisition of the MDHC Companies, we may seek to add additional medical centers or other medical facilities to our network either through acquisition or start up, although no assurance can be given of our ability to establish or acquire any additional locations. To date, we have focused on Miami-Dade, Broward and Hillsborough Counties, Florida. We expect we will identify and select acquisition candidates based in large part on the following broad criteria:

- a history of profitable operations or a predictable synergy such as opportunities for economies of scale through a consolidation of management functions;
- a competitive environment with respect to a high concentration of hospitals and physicians; and
- a geographic proximity to our current operations.

Developing Our IPA Management Activities

We currently provide management services to a network of 15 IPAs. As of June 30, 2006, these IPAs provided services to approximately 2,200 patients on a risk basis and approximately 3,300 patients on a non-risk basis. We enhance the operations of our IPA physician practices by providing assistance with medical utilization management, pharmacy management and specialist network development. Additionally, we provide financial reports for our IPA practices to further assist with their operations. We believe that we can leverage our skill at providing practice management services to IPA practices to a larger group of IPA practices and will seek to selectively add new IPA practices to enhance our IPA management activities. We intend to continue affiliating with physicians who are sole practitioners or who operate in small groups to staff and expand our network.

Our Medical Centers

At our medical centers physicians who are our employees or independent contractors act as primary care physicians practicing in the area of general, family and internal medicine. A typical medical center is operated in an office space that ranges from 5,000 to 8,000 square feet. A medical center is typically staffed with approximately two to three physicians, and is open five days a week. The physicians we employ or with whom we contract are generally retained under written agreements that provide for a rolling one-year term, subject to earlier termination in some circumstances. Under our standard physician agreements we are responsible for providing our physicians with malpractice insurance coverage.

Our IPAs

We provide practice management assistance to IPAs. Our services include providing assistance with medical utilization management, pharmacy management and specialist network development. Additionally, we provide financial reports for our IPAs to further assist with their practices. These services currently relate only to those patients served by the IPAs who are enrolled in Humana health plans. We currently have 15 IPA relationships. As of June 30, 2006, our IPA physicians provided services to approximately 2,200 patients on a full risk basis and to approximately 3,300 patients on a limited or non-risk basis. Effective January 1, 2006, we entered into the Risk IPA Agreement with Humana under which we agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to 14 IPAs practicing in Miami-Dade and Broward Counties, Florida. The Risk IPA Agreement replaced the Humana PGP Agreement under which we assumed certain management responsibilities on a non-risk basis for Humana's Medicare, Medicaid and commercial members assigned to selected primary care physicians in Miami-Dade and Broward Counties, Florida. Our IPAs practice primary care medicine on an outpatient basis in facilities similar to our medical centers. Our IPA physicians typically earn a capitated fee for providing the services and may be entitled to obtain bonus distributions if they operate their practice in accordance with their negotiated contract. Most of our IPA relationships, including most of our non-risk IPA relationships, are governed under the Risk IPA Agreement.

Medicare Considerations

Substantially all of our net medical services revenue from continuing operations is based upon Medicare funded programs. The federal government from time to time explores ways to reduce medical care costs through Medicare reform and through health care reform generally. Any changes that would limit, reduce or delay receipt of Medicare funding or any developments that would disqualify us from receiving Medicare funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition or cash flows. Due to the diverse range of proposals put forth and the uncertainty of any proposal's adoption, we cannot predict what impact any Medicare reform proposal ultimately adopted may have on our business, financial position or results of operations.

On January 1, 2006, the Medicare Prescription Drug Plan created by the Medicare Modernization Act became effective. As a result, our HMO affiliates have established or expanded prescription drug benefit plans for their Medicare Advantage members. Under the terms of our risk arrangements, we are financially responsible for a substantial portion of the cost of the prescription drugs our patients receive, and, in exchange, our HMO affiliates have agreed to provide us with an additional per member capitated fee related to prescription drug coverage. However, there can be no assurance that the additional fee that we receive will be sufficient to reimburse us for the additional costs that we may incur under the new Medicare Prescription Drug Plan.

In addition, the premiums our HMO affiliates receive from CMS for their Medicare Prescription Drug Plans is subject to periodic adjustment, positive or negative, based upon the application of risk corridors that compare their plans' revenues targeted in their bids to actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the HMOs or require the HMOs to refund to CMS a portion of the payments they received. Our HMO affiliates estimate and periodically adjust premium revenues related to the risk corridor payment adjustment, and a portion of the HMO's estimated premium revenue adjustment is allocated to us. As a result, revenue recognized under our risk arrangements with our HMO affiliates are net of the portion of the estimated risk corridor adjustment allocated to us. The portion of any such risk corridor adjustment that the HMOs allocate to us may not directly correlate to the historical utilization patterns of our patients or the costs that we may incur in future periods. During Fiscal 2006, one of our HMO affiliates allocated to us an adjustment related to their risk corridor payment which had the effect of reducing our operating income by approximately $1.7 million. No amount was recorded in Fiscal 2005 as the Medicare Prescription Drug Plan program was not then effective.

The Medicare Prescription Drug Plan has also been subject to significant public criticism and controversy, and members of Congress have discussed possible changes to the program as well as ways to reduce the program's cost to the federal government. We cannot predict what impact, if any, these developments may have on the Medicare Prescription Drug Plan or on our future financial results.

Our HMO Affiliates

We currently have managed care agreements with several HMOs. Our most significant HMO affiliates are currently Humana, Vista and Wellcare. Our contracts with Humana and Vista are risk agreements under which we receive for our services fixed monthly payments per patient at a rate established by the contract. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients, even services we do not provide directly. Our contract with Wellcare is a no-risk agreement under which we receive a capitation fee based on the number of patients for which we provide services on a monthly basis. Under our no-risk agreement, we do not assume financial responsibility for the provision of medical services to our patients. In Fiscal 2006, we generated approximately 80% of our net medical services revenue from Humana and approximately 20% of our net medical services revenue from Vista. We continually review and attempt to renegotiate the terms of our managed care agreements in an effort to obtain more favorable terms. We may selectively add new HMO affiliations, but we can provide no assurance that we will be successful in doing so. The loss of significant HMO contracts and/or the failure to regain or retain such HMO's patients or the related revenues without entering into new HMO affiliations could have a material adverse effect on our business results of operations and financial condition.

Humana

We currently have three agreements with Humana under which we provide covered medical services to members of Humana's Medicare, Medicaid, commercial and other group health care plans. However, the majority of the revenue that we derive from our relationship with Humana is generated under the Humana POP Agreement. Under the Humana POP Agreement we provide or arrange for the provision of covered medical services to each Humana member who selects one of our physicians as his or her primary care physician. We receive a capitated fee with respect to the patients assigned to us. For most of our Humana patients the capitated fee is a percentage of the premium that Humana receives with respect to that patient. The Humana POP Agreement is subject to Humana's changes to the covered benefits that it elects to provide to its members and other terms and conditions. We must also comply with the terms of Humana's policies and procedures, including Humana's policies regarding referrals, approvals and utilization management and quality assessment.

The initial term of the Humana POP Agreement extends through July 31, 2008, unless terminated earlier for cause, and, thereafter, the Humana POP Agreement renews for subsequent one-year terms unless either party provides 180-days written notice of its intent not to renew. Humana may immediately terminate the Humana POP Agreement, and/or any individual physician credentialed under the Humana POP Agreement, upon written notice, (i) if we and/or any of our physician's continued participation in the Humana POP Agreement may affect adversely the health, safety or welfare of any Humana member; (ii) if we and/or any of our physician's continued participation in the Humana POP Agreement may bring Humana or its health care networks into disrepute; (iii) in the event of one of our doctor's death or incompetence; (iv) if any of our physicians fail to meet Humana's credentialing criteria; (v) in accordance with Humana's policies and procedures, (vi) if we engage in or acquiesce to any act of bankruptcy, receivership or reorganization; or (vii) if Humana loses its authority to do business in total or as to any limited segment or business (but only to that segment). We and Humana may also each terminate the Humana POP Agreement upon 90 days' prior written notice (with an opportunity to cure, if possible) in the event of the other's material breach of the Humana POP Agreement.

In some cases, Humana may provide 30 days' notice as to an amendment or modification of the Humana POP Agreement, including but not limited to, renegotiation of rates, covered benefits and other terms and conditions. Such amendments may include changes to the compensation rates. If Humana exercises its right to amend the Humana POP Agreement upon 30 days' written notice, we may object to such amendment within the 30-day notice period. If we object to such amendment within the requisite time frame, Humana may terminate the Humana POP Agreement upon 90 days' written notice.

One of our other agreements with Humana is the Risk IPA Agreement. Under the Risk IPA Agreement, we agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to selected primary care physicians in Miami-Dade and Broward Counties, Florida in return for a capitated fee per patient. The capitated fee is based on a percentage of the premium that Humana receives with respect to that patient. The Risk IPA Agreement relates to approximately 14 physicians that we service on a risk basis.

Prior to executing the Risk IPA Agreement, most of our IPA relationships were governed under the Humana PGP Agreement. In connection with our entering into the Humana PGP Agreement we and Humana simultaneously cancelled a $3.9 million contract modification note payable to Humana, and, instead, the Humana PGP Agreement contained a provision for liquidated damages in the amount of $4.0 million, which could be asserted by Humana in certain circumstances. Under the terms of the Humana PGP Agreement, if we remained in compliance with the terms of the agreement, Humana, at its option, could reduce the maximum amount of liquidated damages at specified dates during the initial two-year term of the Humana PGP Agreement. To the extent that Humana reduced the maximum amount of liquidated damages, a portion of the deferred gain was recognized in a manner consistent with the reduction in the liquidated damages. In Fiscal 2005, Humana notified us that the maximum amount of liquidated damages had been reduced from $3.0 million to $0 and we recognized the entire remaining portion of the deferred gain.

Vista

We provide covered medical services to members of Vista's Medicare, Medicaid, commercial and individual health care plans. In November 2004, we entered into an Amended and Restated Primary Care Provider Services agreement with Vista. Under this agreement, we provide or arrange for the provision of covered medical services to each Vista member who selects one of our physicians as his or her primary care physician. We receive a capitated fee with respect to the Vista patients assigned to us. For commercial and individual Vista patients the capitated fee is a fixed monthly payment per member. For Medicare patients the capitated fee is a percentage of the premium that Vista receives with respect to those patients. Our agreement with Vista is subject to Vista's changes to the covered benefits that Vista elects to provide to its members and other terms and conditions. We must also comply with the terms of Vista's policies and procedures, including Vista's policies regarding referrals, approvals and utilization management and quality assessment.

The agreement runs through June 30, 2008 (unless earlier terminated in accordance with its terms) and will thereafter automatically renew for successive one year periods unless either party provides the other with 180 days notice of its intent to terminate the agreement. Vista may terminate the agreement with us immediately if we materially breach the agreement, provided that we are given an opportunity to cure such breach, and if we experience certain events of bankruptcy or insolvency. In addition, Vista may immediately terminate the agreement if Vista determines, in its sole reasonable discretion, that (i) our actions or inactions or those of our health care professionals are causing or may cause imminent danger to the health, safety or welfare of any Vista member; (ii) our or our health care professionals' licenses, DEA registrations, hospital staff privileges, rights to participate in the Medicare or Medicaid program or other accreditations are restricted, suspended or revoked or if any of our health care professionals voluntarily relinquish any of those credentials and we do not promptly terminate that professional; (iii) our health care professionals' ability to practice medicine is effectively impaired by an action of the Board of Medicine or other governmental agency; (iv) we are convicted of a criminal offense related to our involvement in Medicaid, Medicare or social service programs under Title XX of the Social Security Act; or (v) we or our medical professionals engaged in any other behavior or activity that could be hazardous or injurious to any Vista member.

Wellcare

Effective September 1, 2004, we entered into a Physician Provider Agreement with Wellcare under which we provide or arrange for the provision of covered medical services to each member of Wellcare's Medicare plans who selects one of our physicians as his or her primary care physician. To date we have not received meaningful revenue under our agreement with Wellcare.

Under our agreements with Humana, Vista and Wellcare, there exist circumstances under which we could be obligated to continue to provide medical services to patients in our care following a termination of the applicable agreement. In certain cases, this obligation could require us to provide care to patients following the bankruptcy or insolvency of our HMO affiliate. Accordingly, our obligations to provide medical services to our patients (and the associated costs we incur) may not terminate at the time that our agreement with the HMO terminates, and we may not be able to recover our cost of providing those services from the HMO.

Compliance Program

We have implemented a compliance program intended to provide ongoing monitoring and reporting to detect and correct potential regulatory compliance problems but we cannot assure that it will detect or prevent all regulatory problems. The program establishes compliance standards and procedures for employees and agents. The program includes, among other things: written policies, including our Code of Conduct and Ethics; in-service training for our employees on topics such as insider trading, anti-kickback laws, Federal False Claims Act and Anti-Self Referral Act; and a "hot line" for employees to anonymously report violations.

Competition

The health care industry is highly competitive. We compete for patients with many other health care providers, including local physicians and practice groups as well as local, regional and national networks of physicians and health care companies. We believe that competition for patients is generally based upon the reputation of the physician treating the patient, the physician's expertise, the physician's demeanor and manner of engagement with the patient, and the HMOs that the physician is affiliated with. We also compete with other local, regional and national networks of physicians and health care companies for the services of physicians and for HMO affiliations. Some of our competitors have greater resources than we do, and we may not be able to continue to compete effectively in this industry. Further, additional competitors may enter our markets, and this increased competition may have an adverse effect on our revenues.

Government Regulation

General. Our business is regulated by the federal government and the State of Florida. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than shareholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our contracts, regulate how we do business, what services we offer, and how we interact with our members, other providers and the public. We are subject to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations.

A summary of the material aspects of the government regulations to which we are subject is set forth below. However, there can be no assurance that any such laws will not change or ultimately be interpreted in a manner inconsistent with our practices, and an adverse interpretation could have a material adverse effect on our results of operations, financial condition or cash flows.

Present and Prospective Federal and State Reimbursement Regulation. Our operations are affected on a day-to-day basis by numerous legislative, regulatory and industry-imposed operational and financial requirements, which are administered by a variety of federal and state governmental agencies as well as by self-regulatory associations and commercial medical insurance reimbursement programs. We have filed for all our physicians the necessary reassignments of billing rights applications with Medicare.

Federal "Fraud and Abuse" Laws and Regulations. The Anti-Kickback Law makes it a criminal felony offense to knowingly and willfully offer, pay, solicit or receive remuneration in order to induce business for which reimbursement is provided under federal health care programs, including without limitation, the Medicare and Medicaid programs. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from care programs and forfeiture of amounts collected in violation of such laws. The scope of prohibited payments in the Anti-Kickback Law is broad and includes economic arrangements involving hospitals, physicians and other health care providers, including joint ventures, space and equipment rentals, purchases of physician practices and management and personal services contracts.

State Fraud and Abuse Regulations. Various states also have anti-kickback laws applicable to licensed healthcare professionals and other providers and, in some instances, applicable to any person engaged in the proscribed conduct. For example, Florida enacted "The Patient Brokering Act" which imposes criminal penalties, including jail terms and fines, for offering, soliciting, receiving or paying any commission, bonus, rebate, kickback, or bribe, directly or indirectly in cash or in kind, or engage in any split-fee arrangement, in any form whatsoever, in return for the referral of patients or patronage from a healthcare provider or healthcare facility or in return for the acceptance or acknowledgement of treatment from a health care provider or health care facility. The Florida statutory provisions regulating the practice of medicine include similar language as grounds for disciplinary action against a physician.

Restrictions on Physician Referrals. Federal regulations under the Social Security Act that restrict physician referrals to health care entities with which they have financial relationships (commonly referred to as the "Stark Law") prohibit certain patient referrals by physicians. Specifically, the Stark Law prohibits a physician, or an immediate family member, who has a financial relationship with a health care entity, from referring Medicare or Medicaid patients with limited exceptions, to that entity for the following "designated health services": clinical laboratory services, physical therapy services, occupational therapy services, speech-language pathology services, radiology services, including magnetic resonance imaging, computerized axial tomography scans and ultrasound services, speech-language pathology services, durable medical equipment and supplies, radiation therapy services and supplies, parenteral and enteral nutrients, equipment and supplies, prosthetics, orthotics and prosthetic devices, home health services, outpatient prescription drugs, and inpatient and outpatient hospital services. A financial relationship is defined to include an ownership or investment in, or a compensation relationship with, a health care entity. The Stark Law also prohibits a health care entity receiving a prohibited referral from billing the Medicare or Medicaid programs for any services rendered to a patient as a result of the prohibited referral. The Stark Law contains certain exceptions that protect parties from liability if the parties comply with all of the requirements of the applicable exception. The sanctions under the Stark Law include denial and refund of payments, civil monetary penalties and exclusions from participation in the Medicare and Medicaid programs.

Further, the Florida "Anti-Kickback" statute makes it unlawful for any health care provider to offer, pay, solicit or receive remuneration or payment by or on behalf of a provider of health care services or items to any person as an incentive or inducement to refer patients for past or future services or items, when the payment is not tax deductible as an ordinary and necessary expense. Violation of the Florida "Anti-Kickback" statute is a third degree felony.

The Florida Patient Self Referral Act of 1992 ("Florida Act") regulates patient referrals by a health care provider to certain providers of health care services in which the referring provider has an investment interest. Unlike the federal Stark regulations, the Florida act applies only to investment interests and does not affect compensation relationships between the referring provider and the entity to which the provider is referring patients. The penalties for breach of the Florida Act include denial and refund of claims payments and civil monetary penalties.

Privacy Laws. The privacy, security and transmission of health information is subject to federal and state laws and regulations, including the Healthcare Insurance Portability and Accountability Act of 1996 ("HIPAA") and regulations enacted under HIPAA with respect to, among other things, the privacy of certain individually identifiable health information, the transmission of protected health information and standards for the security of electronic health information.

Corporate Practice of Medicine Doctrine. Many states prohibit business corporations from providing, or holding themselves out as a provider of medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and loosely interpreted by the courts and regulatory agencies. Currently, we only operate in Florida, which does not have a corporate practice of medicine doctrine with respect to the types of physicians employed with us.

Clinic Regulation and Licensure. The State of Florida Agency for Health Care Administration requires us to license each of our medical centers individually as health care clinics. Each medical center must renew its health care clinic licensure bi-annually. Further, the Florida Health Care Clinic Act requires that clinics have a medical director and prohibits such medical director or any physician affiliated with the medical director's group practice from making referrals to the clinic if the clinic provides certain health care services, such as magnetic resonance imaging, static radiographs, computed tomography, or positron emission tomography. Violation of this prohibition against medical director referrals is a third degree felony.

Limitations on Contractual Joint Ventures. The Office of Inspector General ("OIG") issued a Special Advisory Bulletin raising concerns throughout the healthcare industry about the legality of a variety of provider joint ventures. The suspect arrangements involve a healthcare provider expanding into a related service line by contracting with an existing provider of that service to serve the providers existing patient population. In the OIG's view, the provider's share of the profits of the new venture constitutes remuneration for the referral of the provider's Medicare/Medicaid patients and thus may violate the federal Anti-kickback Statute.

Occupational Safety and Health Administration ("OSHA"). In addition to OSHA regulations applicable to businesses generally, we must comply with, among other things, the OSHA directives on occupational exposure to blood borne pathogens, the federal Needlestick Safety and Prevention Act, OSHA injury and illness recording and reporting requirements, federal regulations relating to proper handling of laboratory specimens, spill procedures and hazardous waste disposal, and patient transport safety requirements.

Medicare Marketing Restrictions. As a health care provider, we are subject to federal marketing rules and regulations that limit, among other things, offering any gift or other inducement to Medicare beneficiaries to encourage them to come to us for their health care.

Sanctioned Parties. The Balanced Budget Act of 1997 ("BBA") includes provisions that allow for the temporary or permanent exclusion from participation in Medicare or any state health care program of any individual or entity who or which has been convicted of a health care related crime as well as specified. The BBA also provides for fines against any person that arranges or contracts with an excluded person for the provision of items or services.

Healthcare Reform. The federal government from time to time explores ways to reduce medical care cost through Medicare reform and through healthcare reform, generally. Any changes that would limit, reduce or delay receipt of Medicare funding or any developments that would disqualify us from receiving Medicare funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition or cash flows. Due to the diverse range of proposals put forth and the uncertainty of any proposal's adoption, we cannot predict what impact any Medicare reform proposal ultimately adopted may have on our business, financial position or results of operations.

Employees

At June 30, 2006, we employed or contracted with approximately 266 individuals of whom approximately 33 are physicians in our medical centers.

Insurance

We rely on insurance to protect us from many business risks, including medical malpractice and "stop-loss" insurance. Our business entails an inherent risk of claims against physicians for professional services rendered to patients, and we periodically become involved as a defendant in medical malpractice lawsuits. Medical malpractice claims are subject to the attendant risk of substantial damage awards. Although we maintain insurance against these claims, if liability results from any of our pending or any future medical malpractice claims, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover liability arising out of these proceedings. There can be no assurance that pending or future litigation will not have a material adverse affect on us or that liability resulting from litigation will not exceed our insurance coverage.

In most cases, as is the trend in the health care industry, as insurance policies expire, we may be required to procure policies with narrower coverage, more exclusions and higher premiums. In some cases, coverage may not be available at any price. There can be no assurance that the insurance that we maintain and intend to maintain will be adequate, or that the cost of insurance and limitations in coverage will not adversely affect our business, financial position or results of operations.

Available Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. In addition, you can inspect the reports, proxy statements and other information we file at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

Our website address is www.continucare.com. We make available free of charge on or through our internet website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material has been filed with, or furnished to, the SEC. Our website does not constitute part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Risks related to our business

Our operations are dependent on two health maintenance organizations.

We derive substantially all of our net medical services revenues under our managed care agreements with two health maintenance organizations ("HMOs"), Humana Medical Plans, Inc. ("Humana") and Vista Healthplan of South Florida, Inc. and its affiliated companies ("Vista"). In Fiscal 2006, we generated approximately 80% of our net medical services revenues from contracts with Humana and 20% of our revenues from contracts with Vista. Most of our business with Humana is governed by one agreement (the "Humana POP Agreement"). The loss of the Humana POP Agreement or our managed care agreement with Vista, or significant reductions in payments to us under these contracts, could have a material adverse effect on our business, financial condition and results of operations.

Under our most important contracts we are responsible for the cost of medical services to our patients in return for a fixed fee.

Our most important contracts with Humana and Vista are "full risk" agreements under which we receive for our services fixed monthly payments per patient at a rate established by the contract, also called a capitated fee. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients, even services we do not provide directly. Accordingly, we will be unable to adjust the revenues we receive under those contracts, and if medical claims expense exceeds our estimates our profits may decline. Relatively small changes in the ratio of our health care expenses to capitated revenues we receive can create significant changes in our financial results.

If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced.

We cannot be profitable if our costs of providing the required medical services exceed the revenues that we derive from those services. However, our most important contracts with Humana and Vista require us to assume full financial responsibility for the provision of all necessary medical care in return for a capitated fee per patient at a rate established by the contract. Accordingly, as the costs of providing medical services to our patients under those contracts increases, the profits we receive with respect to those patients decreases. If we cannot continue to improve our controls and procedures for estimating and managing our costs, our business, results of operations, financial condition and ability to satisfy our obligations could be adversely affected.

A failure to estimate incurred but not reported medical benefits expense accurately will affect our profitability.

Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR. We estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, utilization of health care services and other relevant factors. Actual conditions, however, could differ from those assumed in the estimation process. Due to the inherent uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in our financial statements for a particular period under different possible conditions or using different, but still reasonable, assumptions. Adjustments, if necessary, are made to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Although we believe our past estimates of IBNR have been adequate, they may prove to have been inadequate in the future and our future estimates may not be adequate, any of which would adversely affect our results of operations. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results.

We compete with many health care providers for patients and HMO affiliations.

The health care industry is highly competitive. We compete for patients with many other health care providers, including local physicians and practice groups as well as local, regional and national networks of physicians and health care companies. We believe that competition for patients is generally based upon the reputation of the physician treating the patient, the physician's expertise, and the physician's demeanor and manner of engagement with the patient, and the HMOs that the physician is affiliated with. We also compete with other local, regional and national networks of physicians and health care companies for the services of physicians and for HMO affiliations. Some of our competitors have greater resources than we do, and we may not be able to continue to compete effectively in this industry. Further, additional competitors may enter our markets, and this increased competition may have an adverse effect on our revenues.

We may not be able to successfully recruit or retain existing relationships with qualified physicians and medical professionals.

We depend on our physicians and other medical professionals to provide medical services to our managed care patients and independent physicians contracting with us to participate in provider networks we develop or manage. We compete with general acute care hospitals and other health care providers for the services of medical professionals. Demand for physicians and other medical professionals are high and such professionals often receive competing offers. If we are unable to successfully recruit and retain medical professionals our ability to successfully implement our business strategy could suffer. No assurance can be given that we will be able to continue to recruit and retain a sufficient number of qualified physicians and other medical professionals.

Our business exposes us to the risk of medical malpractice lawsuits.

Our business entails an inherent risk of claims against physicians for professional services rendered to patients, and we periodically become involved as a defendant in medical malpractice lawsuits. Medical malpractice claims are subject to the attendant risk of substantial damage awards. Although we maintain insurance against these claims, if liability results from any of our pending or any future medical malpractice claims, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover liability arising out of these proceedings. There can be no assurance that pending or future litigation will not have a material adverse affect on us or that liability resulting from litigation will not exceed our insurance coverage.

Our revenues will be affected by the Medicare Risk Adjustment program.

The majority of patients to whom we provide care are Medicare-eligible and participate in the Medicare Advantage program. CMS is now implementing its Medicare Risk Adjustment project during which it is transitioning its premium calculation methodology to a new system that takes into account the health status of Medicare Advantage participants in determining premiums paid for each participant rather than only considering demographic factors, as was historically the case. Beginning January 1, 2004, the new risk adjustment system required that ambulatory data be incorporated into the premium calculation, starting from a blend consisting of a 30% risk adjustment payment and the remaining 70% based on demographic factors. For 2005, the blend of demographic risk adjustment payments and demographic factors were given equal weight. For 2006, the blend consists of a 75% risk adjustment payment and 25% based on demographic factors. For 2007, the premium calculation will be 100% based on risk adjustment payments.

We believe the risk adjustment methodology has generally increased our revenues per patient to date but cannot assure what future impact this risk adjustment methodology will continue to have on our business, results of operations, or financial condition. It is also possible that the risk adjustment methodology may result in fluctuations in our medical services revenues from year to year.

We presently operate only in Florida.

All of our medical services revenues are presently derived from our operations in Florida. Adverse economic, regulatory, or other developments in Florida (including hurricanes) could have a material adverse effect on our financial condition or results of operations. In the event that we expand our operations into new geographic markets, we will need to establish new relationships with physicians and other health care providers. In addition, we will be required to comply with laws and regulations of states that differ from the ones in which we currently operate, and may face competitors with greater knowledge of such local markets. There can be no assurance that we will be able to establish relationships, realize management efficiencies or otherwise establish a presence in new geographic markets.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not presently subject to the assessment and attestation processes required by Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). However, when we become subject to those Securities and Exchange Commission rules, we will be required to assess the effectiveness of our internal controls and (if the acquisition of the MDHC Companies is completed their internal controls) and to receive a report by our independent auditors addressing these assessments. While we believe that we will be able to timely meet our obligations under Section 404 and that our management will be able to assess as to the effectiveness of our internal controls, if we are unable to timely comply with Section 404, if our management is unable to assess as to the effectiveness of our internal controls or if our auditors are unable to attest to that assessment or provide their own opinion on our internal controls, the stock price of our common stock may be adversely affected. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Absolute assurance also cannot be provided that testing will reveal all material weaknesses or significant deficiencies in internal control over financial reporting.

The MDHC Companies is a privately-held business and is not subject to the same requirements for internal controls as public companies. While we intend to address any material weaknesses at acquired companies (including the MDHC Companies), there is no assurance that this will be accomplished. If we fail to strengthen the effectiveness of acquired companies' internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.

A significant portion of our voting power is concentrated.

One of our directors, Dr. Phillip Frost, and entities affiliated with him, beneficially owned approximately 44% of our outstanding common stock as of September 1, 2006. If the acquisition of the MDHC Companies is completed, we expect Dr. Frost will beneficially own approximately 32% of our outstanding common stock and the owners of the MDHC Companies will, in the aggregate, beneficially own approximately 28% of our outstanding common stock. Based on Dr. Frost's significant beneficial ownership of our common stock, he currently has a substantial ability to influence most corporate actions requiring shareholder approval, including the election of directors, and will be able to effectively control any shareholder votes or actions with respect to such matter. If the acquisition of the MDHC Companies is completed, Dr. Frost and the owners of the MDHC Companies, collectively, will be able to control all of these matters. This influence may make us less attractive as a target for a takeover proposal. It may also make it more difficult to discourage a merger proposal that Dr. Frost or the owners of the MDHC Companies favor or to wage a proxy contest for the removal of incumbent directors. As a result, this may deprive the holders of our common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of us or with or by another company.

We are dependent on our executive officers and other key employees.

Our operations are highly dependent on the efforts of our Chief Executive Officer and our other key employees. Our executive officers and key employees do not have employment agreements with us, but are instead employed on an "at will" basis. While we believe that we could find replacements, the loss of any of their leadership, knowledge and experience could negatively impact our operations. Replacing any of our executive officers or key employees might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel, which could negatively impact our operations.

We depend on the management information systems of our affiliated HMOs.

Our operations are dependent on the management information systems of the HMOs with which we contract. Our affiliated HMOs provide us with certain financial and other information, including reports and calculations of costs of services provided and payments to be received by us. Both the software and hardware our HMO affiliates use to provide us with that information have been subject to rapid technological change. Because we rely on this technology but do not own it, we have limited ability to ensure that it is properly maintained, serviced and updated. In addition, information systems such as these may be vulnerable to failure, acts of sabotage such as "hacking," and obsolescence. If either of our principal HMO affiliates were to temporarily or permanently lose the use of the information systems that provide us with the information on which we depend or the underlying patient and physician data, our business and results of operations could be materially and adversely affected. Because our HMO affiliates generate certain of the information on which we depend, we have less control over the manner in which that information is generated than we would if we generated the information internally.

We depend on our information processing systems.

Our information processing systems allow us to monitor the medical services we provide to patients. They also enable us to provide our HMO affiliates with information they use to calculate the payments due to us. These systems are vital to our growth. Although we license most of our information processing systems from third-party vendors we believe to be reliable, we developed certain elements of our information processing systems on our own. Our current systems may not perform as expected or provide efficient operational solutions if:

- we fail to adequately identify or are unsuccessful in implementing solutions for all of our information and processing needs;
- our processing or information systems fail; or
- we fail to upgrade systems as necessary.

Volatility of our stock price could adversely affect you.

The market price of our common stock could fluctuate significantly as a result of many factors, including factors that are beyond our ability to control or foresee and which, in some cases, may be wholly unrelated to us or our business. These factors include:

- state and federal budget decreases;
- adverse publicity regarding HMOs and other managed care organizations;
- government action regarding eligibility;
- changes in government payment levels;
- changes in state mandatory programs;
- changes in expectations of our future financial performance or changes in financial estimates, if any, of public market analysts;
- announcements relating to our business or the business of our competitors;
- conditions generally affecting the managed care industry or our provider networks;
- the success of our operating strategy;
- the operating and stock price performance of other comparable companies;
- the termination of any of our contracts;
- regulatory or legislative changes;
- acts of war or terrorism or an increase in hostilities in the world; and
- general economic conditions, including inflation and unemployment rates.

Risks related to the acquisition of the MDHC Companies.

If we are unable to complete the acquisition of the MDHC Companies, our business may be adversely affected.

If we do not complete the acquisition of the MDHC Companies as we intend, our business and market price of our stock may be adversely affected, and we may be unable to find other viable manners in which to grow our business. We must pay the costs related to the acquisition, such as legal, accounting and financial advisor fees, even if the acquisition does not close.

The acquisition of the MDHC Companies will result in dilution to our current shareholders.

Pursuant to the terms of the MDHC Agreement, upon closing of the acquisition of the MDHC Companies, we will issue to the MDHC Companies 20.0 million shares of our common stock. This securities issuance will dilute the voting power and ownership percentage of our existing shareholders.

We must obtain several third party consents and government permits to complete the acquisition of the MDHC Companies.

We and the MDHC Companies must obtain approvals and consents in a timely manner from several third parties and licenses and permits from governmental authorities prior to completion of the acquisition. If these approvals, licenses and permits are not received, or are received on terms that do not satisfy the conditions set forth in the MDHC Agreement, then the parties will not be obligated to complete the acquisition. Neither we nor the MDHC Companies control the parties from which we will seek these approvals, licenses and permits, and those parties are not required to provide their consent to the acquisition or issue the applicable licenses and permits. In fact, some of the governmental permits we require can not be applied for until after the acquisition is completed. Some third party lenders to the MDHC Companies have indicated that they are not presently disposed to consent to our assumption of the MDHC Companies' indebtedness. If we can not prevail upon those lenders to consent to our assumption of that indebtedness, we will be required to refinance the debt in order to complete the acquisition of the MDHC Companies, and there is no assurance that we will be able to refinance that debt on favorable terms or at all. Any such refinancing of the MDHC Companies' debt could result in increased costs to us or diminish the benefits we expect to realize from the acquisition. As a condition to approval of the acquisition or the granting of the required licenses and permits, those third parties and governmental authorities may impose requirements, limitations or costs that could negatively affect the way we conduct business following the acquisition. These requirements, limitations or costs could also jeopardize or delay completion of the acquisition or, with respect to licenses and permits for which we can only apply after the acquisition is completed, require us to restructure the operations of the combined company.

Substantial sales of our common stock could adversely affect its market price.

We will issue 20.0 million shares of our common stock upon completion of the acquisition of the MDHC Companies, which we expect to represent approximately 28% of our then issued and outstanding common stock. All such shares shall be deemed "restricted securities" under federal securities laws. We will enter into a registration rights agreement under which we will agree to register the offer and resale of up to 1.5 million shares of our common stock issued pursuant to the MDHC Agreement, which the owners of the MDHC Companies will, subject to the terms and conditions of the registration rights agreement, be permitted to sell in public or private transactions during the six-month period commencing six months after the date on which we complete the acquisition. Further, the owners of the MDHC Companies will be permitted to offer and sell the shares of common stock they receive as a result of the acquisition pursuant to Rule 144 under the Securities Act of 1933 beginning on the first anniversary of the date on which we complete the acquisition. The sale of a substantial amount of our common stock after the acquisition of the MDHC Companies could adversely affect its market price. It could also impair our ability to raise money through the sale of more common stock or other forms of capital.

We may not realize the anticipated benefits from the Acquisition.

We may not achieve the benefits we are seeking from the acquisition of the MDHC Companies. There is no assurance that we can successfully integrate the MDHC Companies' business with our operations, that we will otherwise succeed in growing our business, or that the financial results of the combined company will meet or exceed the financial results that we would have achieved without the acquisition. As a result, our operations and financial results may suffer and the market price of our common stock may decline.

The indemnification obligations under the MDHC Agreement are limited.

The MDHC Companies and their owners have agreed to indemnify us for certain breaches of covenants, warranties and representations, for failures to perform their obligations pursuant to the MDHC Agreement and ancillary agreements as well as for the liabilities we did not agree to assume. In the event of certain breaches of representations and warranties subject to indemnification, we are only entitled to be indemnified by the breaching owners if the aggregate amount of damages resulting from such breach exceeds $500,000; and then only to the extent such damages exceed $500,000. Additionally, the indemnification obligations of the owners are not joint and several. As a result, if even one owner is unable to pay the amount owed to us under the indemnification provisions of the MDHC Agreement, we will not be able to receive the full amount of indemnification to which we are entitled. These indemnification obligations may be inadequate to fully address any damages we may incur, and our operations and financial results as well as the market price of our common stock may suffer as a result.

The Internal Revenue Service may disagree with the parties' description of the federal income tax consequences.

Neither we nor the MDHC Companies has applied for, or expects to obtain, a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the acquisition of the MDHC Companies nor have we or the MDHC Companies received an opinion of legal counsel as to the anticipated federal income tax consequences of the acquisition. No assurance can be given that the Internal Revenue Service will not challenge the income tax consequences of the acquisition to us.

If we are unable to successfully integrate the MDHC Companies' business operations into our business operations after the Acquisition, we may not realize the anticipated benefits from the Acquisition and our business could be adversely affected.

The acquisition of the MDHC Companies involves the integration of companies that have previously operated independently. Successful integration of the MDHC Companies' operations with ours will depend on our ability to consolidate operations, systems and procedures, eliminate redundancies and reduce costs. We will also have to be able to integrate the MDHC Companies' Medicaid line of business, a business area with which we do not have significant experience, into our business. If we are unable to do so, we may not realize the anticipated potential benefits of the acquisition, and our business and results of operations could be adversely affected. Difficulties could include the loss of key employees, patients or HMO affiliations, the disruption of our and the MDHC Companies' ongoing businesses and possible inconsistencies in standards, controls, procedures and policies. Our integration of the MDHC Companies' operations may be complex and time-consuming. Additionally, a number of factors beyond our control could prevent us from realizing any efficiencies and cost savings we expect.

If the combined company experiences losses following the closing of the acquisition, we could experience difficulty meeting our business plan and our stock price could be negatively affected.

If the acquisition of the MDHC Companies is completed, we may experience operating losses and negative cash flow from operations as we implement our business plan. Any failure to achieve or maintain profitability could negatively affect the market price of our common stock. A substantial failure to achieve profitability could make it difficult or impossible for us to grow our business. Accordingly, our business strategy may not be successful, and we may not generate significant revenues or achieve profitability. If we do achieve profitability in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis.

The debt we will assume in the Acquisition will increase our debt to equity ratio and expose us to greater risks.

We expect to assume or refinance approximately $8.3 million of the MDHC Companies' net indebtedness in connection with the acquisition. In addition, if necessary, we may fund the acquisition consideration from borrowings under our credit facility or by incurring other indebtedness. The indebtedness we assume and any portion of the acquisition consideration we finance from borrowings may:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our business and the healthcare industry, which may place us at a disadvantage compared to our competitors that have less debt; and
- limit, along with the possible financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds.

Any of the foregoing could have a material adverse effect on our operations and financial results.

If we complete the acquisition of the MDHC Companies our substantial intangible assets will greatly increase.

Our balance sheet includes intangible assets, including goodwill and other separately identifiable intangible assets, which represented approximately 38% of our total assets at June 30, 2006. If we complete the acquisition of the MDHC Companies we expect our goodwill to increase by approximately $58.6 million and our intangible assets to reflect approximately 71% of our total assets following the acquisition.

We are required to review our intangible assets including our goodwill for impairment on an annual basis or more frequently if certain indicators of permanent impairment arise. Because we operate in a single segment of business, we perform our impairment test on an enterprise level. In performing the impairment test, we compare the then-current market price of our outstanding shares of common stock to the current value of our total net assets, including goodwill and intangible assets. Should we determine that an indicator of impairment has occurred we would be required to perform an additional impairment test. Indicators of a permanent impairment include, among other things:

- a significant adverse change in legal factors or the business climate;
- the loss of a key HMO contract;
- an adverse action by a regulator;
- unanticipated competition;
- loss of key personnel; or
- allocation of goodwill to a portion of business that is to be sold.

Depending on the market value of our common stock at the time that an impairment test is required, there is a risk that a portion of our intangible assets would be considered impaired and must be written-off during that period. The market price of our common stock can fluctuate significantly because of many factors, including factors that are beyond our ability to control or foresee and which, in some cases, may be wholly unrelated to us or our business. As a result, fluctuations in the market price of our common stock, even those wholly unrelated to us or our business may result in us incurring an impairment charge relating to the write-off of our intangible assets. Such a write-off could have a material adverse effect on our results of operations and a further adverse impact on the market price of our common stock.

Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences.

As part of our growth strategy, we plan to continue to evaluate potential business acquisition opportunities that we anticipate will provide new product and market opportunities, benefit from and maximize our existing assets and add critical mass. Any such acquisitions would require us to integrate the technology, products and services, operations, systems and personnel of the acquired businesses with our own and to attempt to grow the acquired businesses as part of our company. The successful integration of businesses we have acquired and may acquire in the future is critical to our future success, and if we are unsuccessful in integrating these businesses, our operations and financial results could suffer. The risks and challenges associated with the acquisition and integration of an acquired business include, but are not limited to, the following:

- we may be unable to centralize and consolidate our financial, operational and administrative functions with those of the businesses we acquire;
- our management's attention may be diverted from other business concerns;
- we may be unable to retain and motivate key employees of an acquired company;
- litigation, indemnification claims and other unforeseen claims and liabilities may arise from the acquisition or operation of acquired businesses;
- the costs necessary to complete integration may exceed our expectations or outweigh some of the intended benefits of the transactions we complete;
- we may be unable to maintain the patients or goodwill of an acquired business; and
- the costs necessary to improve the operating systems and services of an acquired business may exceed our expectations.

Competition for acquisition targets and acquisition financing and other factors may impede our ability to acquire other businesses and may inhibit our growth.

We anticipate that a portion of our future growth may be accomplished through acquisitions. The success of this strategy depends upon our ability to identify suitable acquisition candidates, reach agreements to acquire these companies, obtain necessary financing on acceptable terms and successfully integrate the operations of these businesses. In pursuing acquisition and investment opportunities, we may compete with other companies that have similar growth strategies. Some of these competitors are larger and have greater financial and other resources than we have. This competition may render us unable to acquire businesses that could improve our growth or expand our operations.

Risks related to our industry

We are subject to government regulation.

Our business is regulated by the federal government and the State of Florida. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than our shareholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our contracts, regulate how we do business, what services we offer, and how we interact with our patients, other providers and the public. We are subject to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- forfeiture of amounts we have been paid;
- imposition of civil or criminal penalties, fines or other sanctions on us;
- loss of our right to participate in government-sponsored programs, including Medicare;
- damage to our reputation in various markets;
- increased difficulty in hiring or retaining qualified medical personnel or marketing our products and services; and
- loss of one or more of our licenses to provide health care services.

Any of these events could reduce our revenues and profitability and otherwise adversely affect our operating results.

The health care industry is subject to continued scrutiny.

The health care industry, generally, and HMOs specifically, have been the subject of increased government and public scrutiny in recent years, which has focused on the appropriateness of the care provided, referral and marketing practices and other matters. Increased media and public attention has focused on the outpatient services industry in particular as a result of allegations of fraudulent practices related to the nature and duration of patient treatments, illegal remuneration and certain marketing, admission and billing practices by certain health care providers. The alleged practices have been the subject of federal and state investigations, as well as other legal proceedings. There can be no assurance that we or our HMO affiliates will not be subject to federal and state review or investigation from time to time, and any such investigation could adversely impact our business or results of operations, even if we are not ultimately found to have violated the law.

Our insurance coverage may not be adequate, and rising insurance premiums could negatively affect our profitability.

We rely on insurance to protect us from many business risks, including, "stop loss" insurance. In most cases, as is the trend in the health care industry, as insurance policies expire, we may be required to procure policies with narrower coverage, more exclusions and higher premiums. In some cases, coverage may not be available at any price. There can be no assurance that the insurance that we maintain and intend to maintain will be adequate, or that the cost of insurance and limitations in coverage will not adversely affect our business, financial position or results of operations.

Deficit spending and economic downturns could negatively impact our results of operations.

Adverse developments in the economy often result in decreases in the federal budget and associated changes in the federal government's spending priorities. We are presently in a period of deficit spending by the federal government, and those deficits are presently expected to continue for at least the next several years. Continued deficit spending by the federal government could lead to increased pressure to reduce governmentally funded programs such as Medicare. If governmental funding of the Medicare program was reduced without a counterbalancing adjustment in the benefits offered to patients, our results of operations could be negatively impacted.

Many factors that increase health care costs are largely beyond our ability to control.

Increased utilization or unit cost, competition, government regulations and many other factors may, and often do, cause actual health care costs to increase and these cost increases can adversely impact our profitability. These factors may include, among other things:

- increased use of medical facilities and services, including prescription drugs and doctors' office visits;
- increased cost of such services;
- new benefits to patients added by the HMOs to their covered services, whether as a result of the Medicare Modernization Act or otherwise;
- changes or reductions of our utilization management functions such as preauthorization of services, concurrent review or requirements for physician referrals;
- catastrophes (including hurricanes), epidemics or terrorist attacks;
- the introduction of new or costly treatments, including new technologies;
- new government mandated benefits or other regulatory changes; and
- increases in the cost of "stop loss" or other insurance.

Many of these factors are beyond our ability to control or predict.

Health care reform initiatives, particularly changes to the Medicare system, could adversely effect our operations.

Substantially all of our net medical services revenues from continuing operations are based upon Medicare funded programs. The federal government from time to time explores ways to reduce medical care costs through Medicare reform and through health care reform generally. Any changes that would limit, reduce or delay receipt of Medicare funding or any developments that would disqualify us from receiving Medicare funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition or cash flows. Due to the diverse range of proposals put forth and the uncertainty of any proposal's adoption, we cannot predict what impact any Medicare reform proposal ultimately adopted may have on our business, financial position or results of operations.

Medicare premiums have generally risen more slowly than the cost of providing health care services.

Our revenues are largely determined by the premiums that pay our affiliated HMOs under their Medicare Advantage (formerly known as Medicare+Choice) contracts. Although CMS has generally increased the premiums paid to the HMOs for Medicare Advantage patients each year, the rate of increase has generally been less than the rate at which the cost of providing health care services, including prescription drugs, has increased on a national average. As a result, we are under increasing pressure to contain our costs, and the margin we realize on providing health care services has generally decreased over time. There can be no assurance that CMS will maintain its premiums at the current level or continue to increase its premiums each year. Additionally there can be no assurances that we will receive the total benefit of any premium increase the HMOs may receive.

ITEM 2. PROPERTIES

We lease approximately 9,800 square feet of space in Miami, Florida under a lease expiring in December 2009 with average annual base lease payments of approximately $161,000.

Of the 15 medical centers that we operated as of June 30, 2006, five are leased from independent landlords and the other 10 clinics are leased from Humana. The leases with Humana are tied to our managed care arrangement.

In addition, if we complete the acquisition of the MDHC Companies we will acquire their facilities, including a facility in Hialeah, Florida, comprising approximately 47,000 square feet of medical office and administrative space, a 7,000 square foot medical facility in Homestead, Florida which is presently under construction, as well as four other leased medical offices located in Miami-Dade County, Florida and a leased facility in Miami-Dade County, Florida, used for magnetic resonance imaging diagnostic services.

ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings incidental to our business that arise from time to time out of the ordinary course of business including, but not limited to, claims related to the alleged malpractice of employed and contracted medical professionals, workers' compensation claims and other employee-related matters, and minor disputes with equipment lessors and other vendors. We record an accrual for medical malpractice claims, which includes amounts for insurance deductibles and projected exposure, based on our estimate of the ultimate outcome of such claims, if any.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND ISSUER PURCHASES OF EQUITY SECURITIES AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the American Stock Exchange ("AMEX") under the symbol "CNU". The following table sets forth the high and low sale prices of our common stock as reported by the composite tape of AMEX for each of the quarters indicated.

	HIGH	LOW
Fiscal Year 2006:		
Quarter Ended June 30, 2006	$ 3.15	$ 2.62
Quarter Ended March 31, 2006	2.87	2.35
Quarter Ended December 31, 2005	2.76	2.25
Quarter Ended September 30, 2005	2.89	2.15
Fiscal Year 2005		
Quarter Ended June 30, 2005	$ 3.55	$ 2.21
Quarter Ended March 31, 2005	2.80	1.80
Quarter Ended December 31, 2004	2.54	1.45
Quarter Ended September 30, 2004	1.98	1.29

As of the close of business on August 31, 2006, there were approximately 121 record holders of our common stock. We have not paid dividends on our common stock and do not contemplate paying dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2006, with respect to all of our compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Plans approved by stockholders ..	3,659,304	$ 1.56	2,087,667
Plans not approved by stockholders	–	–	–
	3,659,304		2,087,667

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In May 2005, we announced that we had increased our previously announced stock repurchase program to authorize the buy back of up to 2,500,000 shares of our common stock. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. We anticipate that any such repurchases of shares will be funded through cash from operations. There is no expiration date specified for this program. The following table provides information with respect to our stock repurchases during the fourth quarter of Fiscal 2006:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan
April 1 to April 30, 2006	–	N/A	–	1,342,533
May 1 to May 31, 2006	–	N/A	–	1,342,533
June 1 to June 30, 2006	–	N/A	–	1,342,533
Totals	–	N/A	–	

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is our selected historical consolidated financial data as of and for Fiscal 2006, 2005, 2004, 2003 and 2002 that has been derived from our audited consolidated financial statements. The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere herein.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	For the Year Ended June 30,				
	2006	2005	2004 (1)	2003 (1)	2002 (1)
Revenue:					
Medical services revenue, net	$ 132,629,665	$111,316,174	$101,123,346	$ 97,164,834	$ 90,978,930
Management fee revenue and other income	361,247	914,939	700,756	–	–
Total revenue	132,990,912	112,231,113	101,824,102	97,164,834	90,978,930
Operating expenses:					
Medical services:					
Medical claims	97,781,447	81,104,665	76,333,580	74,046,265	69,340,067
Other direct costs	13,137,396	12,648,297	11,665,894	10,696,997	10,395,210
Total medical services	110,918,843	93,752,962	87,999,474	84,743,262	79,735,277
Administrative payroll and employee benefits	6,538,295	5,107,672	3,822,949	3,681,446	2,689,562
General and administrative	7,584,205	7,059,602	5,821,871	6,252,347	6,446,444
Gain on extinguishment of debt	–	(3,000,000)	(850,000)	–	–
Total operating expenses	125,041,343	102,920,236	96,794,294	94,677,055	88,871,283
Income from operations	7,949,569	9,310,877	5,029,808	2,487,779	2,107,647
Other income (expense):					
Interest income	331,001	108,000	4,793	6,568	36,124
Interest expense	(12,870)	(702,946)	(1,006,082)	(956,327)	(1,567,479)
Medicare settlement related to terminated operations	–	–	2,218,278	–	(2,440,971)
Income (loss) from continuing operations before income tax provision (benefit)	8,267,700	8,715,931	6,246,797	1,538,020	(1,864,679)
Income tax provision (benefit)	2,930,161	(7,175,561)	–	–	–
Income (loss) from continuing operations	5,337,539	15,891,492	6,246,797	1,538,020	(1,864,679)
Income (loss) from discontinued operations:					
Home health operations	–	–	(1,666,934)	(1,830,118)	(1,295,310)
Terminated IPAs	–	–	73,091	350,696	(486,399)
Total income (loss) from discontinued operations	–	–	(1,593,843)	(1,479,422)	(1,781,709)
Net income (loss)	$ 5,337,539	$ 15,891,492	$ 4,652,954	$ 58,598	$ (3,646,388)
Basic net income (loss) per common share:					
Income from continuing operations	$ .11	$ .32	$ .14	$ .04	$ (.05)
Loss from discontinued operations	–	–	(.03)	(.04)	(.04)
Net income (loss) per common share	$ .11	$ .32	$ .11	$ –	$ (.09)
Diluted net income (loss) per common share:					
Income from continuing operations	$ .10	$ .31	$ .12	$ .04	$ (.05)
Loss from discontinued operations	–	–	(.03)	(.04)	(.04)
Net income (loss) per common share	$ .10	$ .31	$ .09	$ –	$ (.09)
Cash dividends declared	$ –	$ –	$ –	$ –	$ –

CONSOLIDATED BALANCE SHEET DATA:

	As of June 30,				
	2006	2005	2004 (1)	2003 (1)	2002 (1)
Total assets	$ 40,064,846	$ 34,137,935	$ 21,908,181	$ 20,999,976	$ 21,546,985
Long-term obligations, including current portion	$ 195,819	$ 107,710	$ 337,186	$ 9,597,063	$ 13,877,505

(1) These amounts have been adjusted to reflect the termination of certain lines of business, discussed in Note 3 in the accompanying Consolidated Financial Statements, as discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report. We are a provider of primary care physician services. Through our network of 15 medical centers and 15 IPAs located in Miami-Dade, Broward and Hillsborough Counties, Florida, we were responsible for providing primary care medical services or overseeing the provision of primary care services by affiliated physicians to approximately 15,400 patients on a risk basis and approximately 9,300 patients on a limited or non-risk basis as of June 30, 2006. In Fiscal 2006, approximately 96% of our revenue was generated by providing services to Medicare-eligible members under full risk agreements that require us to assume responsibility to provide and pay for all of our patients' medical needs in exchange for a capitated fee, typically a percentage of the premium received by an HMO from various payor sources.

Effective January 1, 2006, we entered into the Risk IPA Agreement with Humana under which we agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to 14 IPAs practicing in Miami-Dade and Broward Counties, Florida. Under the Risk IPA Agreement, we receive a capitation fee established as a percentage of premium that Humana receives for its members who have selected the IPAs as their primary care physicians and assume responsibility for the cost of all medical services provided to these members, even those we do not provide directly. During Fiscal 2006, medical service revenue and medical services expenses related to the Risk IPA Agreement approximated $8.7 million and $8.5 million, respectively. As of June 30, 2006, the 14 IPAs provided services to or for approximately 2,200 Medicare and Medicaid patients enrolled in Humana managed care plans. The Risk IPA Agreement replaces the Humana PGP Agreement that was terminated effective December 31, 2005. Under the Humana PGP Agreement, we assumed certain management responsibilities on a non-risk basis for Humana's Medicare, Medicaid and commercial members assigned to selected primary care physicians in Miami-Dade and Broward Counties, Florida. Revenue from this contract consisted of a monthly management fee intended to cover the costs of providing these services and amounted to approximately $0.2 million and $0.5 million during Fiscal 2006 and 2005, respectively.

In an effort to streamline and stem operating losses, effective January 1, 2003, we terminated the Medicare and Medicaid lines of business for all of the physician contracts associated with one of our IPAs, which consisted of 29 physicians at the time of termination. Additionally, in December 2003, we implemented a plan to dispose of our home health operations. The home health disposition occurred in three separate transactions and was concluded on February 7, 2004. As a result of these transactions, the operations of the terminated IPAs and our home health operations are shown as discontinued operations.

Medicare Considerations

Substantially all of our net medical services revenue from continuing operations is based upon Medicare funded programs. The federal government from time to time explores ways to reduce medical care costs through Medicare reform and through health care reform generally. Any changes that would limit, reduce or delay receipt of Medicare funding or any developments that would disqualify us from receiving Medicare funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition or cash flows. Due to the diverse range of proposals put forth and the uncertainty of any proposal's adoption, we cannot predict what impact any Medicare reform proposal ultimately adopted may have on our business, financial position or results of operations.

On January 1, 2006, the Medicare Prescription Drug Plan created by the Medicare Modernization Act became effective. As a result, our HMO affiliates have established or expanded prescription drug benefit plans for their Medicare Advantage members. Under the terms of our risk arrangements, we are financially responsible for a substantial portion of the cost of the prescription drugs our patients receive, and, in exchange, our HMO affiliates have agreed to provide us with an additional per member capitated fee related to prescription drug coverage. However, there can be no assurance that the additional fee that we receive will be sufficient to reimburse us for the additional costs that we may incur under the new Medicare Prescription Drug Plan.

In addition, the premiums our HMO affiliates receive from CMS for their Medicare Prescription Drug Plans is subject to periodic adjustment, positive or negative, based upon the application of risk corridors that compare their plans' revenues targeted in their bids to actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the HMOs or require the HMOs to refund to CMS a portion of the payments they received. Our HMO affiliates estimate and periodically adjust premium revenues related to the risk corridor payment adjustment, and a portion of the HMO's estimated premium revenue adjustment is allocated to us. As a result, revenue recognized under our risk arrangements with our HMO affiliates are net of the portion of the estimated risk corridor adjustment allocated to us. The portion of any such risk corridor adjustment that the HMOs allocate to us may not directly correlate to the historical utilization patterns of our patients or the costs that we may incur in future periods. During Fiscal 2006, one of our HMO affiliates allocated to us an adjustment related to their risk corridor payment which had the effect of reducing our operating income by approximately $1.7 million. No amount was recorded in Fiscal 2005 as the Medicare

Prescription Drug Plan program was not then effective.

The Medicare Prescription Drug Plan has also been subject to significant public criticism and controversy, and members of Congress have discussed possible changes to the program as well as ways to reduce the program's cost to the federal government. We cannot predict what impact, if any, these developments may have on the Medicare Prescription Drug Plan or on our future financial results.

Acquisition

On May 10, 2006, we entered into the MDHC Agreement. Under the MDHC Agreement, one of our subsidiaries will acquire substantially all of the assets and operations of the MDHC Companies and assume certain liabilities of the MDHC Companies (the "Acquisition"). The Acquisition is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Under the terms of the MDHC Agreement, at the closing, we will pay the MDHC Companies $5.0 million cash and issue 20.0 million shares of the Company's common stock (the "Shares") to the MDHC Companies. We will also pay the principal shareholders of the MDHC Companies an additional $1.0 million cash on the first anniversary date of the closing. In addition, upon the terms and subject to the conditions of the Agreement, following the closing we will pay to those shareholders up to $2.0 million based on the monthly payments in respect of the MDHC Companies' business operations that we or any of our subsidiaries receive from certain identified third-party payors during the fourteen day period commencing the day after the closing date. We will also make certain other payments to the MDHC Companies' principal shareholders depending on the collection of certain receivables that were fully reserved on the books of the MDHC Companies as of December 31, 2005.

The purchase price, including acquisition costs, will be allocated to the estimated fair values of assets acquired and liabilities assumed as of the closing date. We expect to fund estimated cash consideration with cash flow from operations or, if necessary, borrowings under our Credit Facility. Consummation of the Acquisition is contingent upon, among other things, the requisite vote of our shareholders approving the issuance of Shares pursuant to the Agreement, the audit of the MDHC Companies' financial statements not reflecting any material adverse audit adjustments from the unaudited financial statements and that such audited financial statements reflect adjusted EBITDA of at least $6.0 million for the year ended December 31, 2005, approval of the transaction by certain regulatory and governmental authorities and receipt of necessary third party consents.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements and accompanying notes requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Certain of the amounts recorded on our financial statements could change materially under different, yet still reasonable, estimates and assumptions. We base our estimates and assumptions on historical experience, knowledge of current events and expectations of future events, and we continuously evaluate and update our estimates and assumptions. However, our estimates and assumptions may ultimately prove to be incorrect or incomplete and, as a result, our actual results may differ materially from those previously reported. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Under our risk contracts with HMOs, we receive a percentage of premium or other capitated fee for each patient that chooses one of our physicians as their primary care physician. Revenue under these agreements is generally recorded in the period we assume responsibility to provide services at the rates then in effect as determined by the respective contract. As part of the Medicare Advantage program, CMS periodically recomputes the premiums to be paid to the HMOs based on updated health status of participants and updated demographic factors. We record any adjustments to this revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO or CMS.

Under our risk agreements, we assume responsibility for the cost of all medical services provided to the patient, even those we do not provide directly, in exchange for a percentage of premium or other capitated fee. To the extent that patients require more frequent or expensive care, our revenue under a contract may be insufficient to cover the costs of care provided. When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated capitated revenue on those contracts, we recognize losses on our prepaid health care services with HMOs. No contracts were considered loss contracts at June 30, 2006 because we have the right to terminate unprofitable physicians and close unprofitable centers under our managed care contracts.

Under our limited risk and no-risk contracts with HMOs, we receive a capitation fee or management fee based on the number of patients for which we are providing services on a monthly basis. The capitation fee or management fee is recorded as revenue in the period in which services are provided as determined by the respective contract.

Medical Claims Expense Recognition

The cost of health care services provided or contracted for is accrued in the period in which the services are provided. This cost includes our estimate of the related liability for medical claims incurred in the period but not yet reported, or IBNR. IBNR represents a material portion of our medical claims liability which is presented in the balance sheet net of amounts due from HMOs. Changes in this estimate can materially affect, either favorably or unfavorably, our results from operations and overall financial position.

We develop our estimate of IBNR primarily based on historical claims incurred per member per month. We adjust our estimate if we have unusually high or low inpatient utilization or if benefit changes provided under the HMO plans are expected to significantly increase or reduce our claims exposure. We also adjust our estimate for differences between the estimated claims expense recorded in prior months to actual claims expense as claims are paid by the HMO and reported to us.

To further corroborate our estimate of medical claims, an independent actuarial calculation is performed for us on a quarterly basis. This independent actuarial calculation indicates that IBNR as of June 30, 2006 was between approximately $14.1 million and $15.7 million. Based on our internal analysis and the independent actuarial calculation, as of June 30, 2006, we recorded a liability of approximately $14.2 million for IBNR. The increase in the liability for IBNR of $2.5 million or 21.4% to $14.2 million as of June 30, 2006 from $11.7 million as of June 30, 2005 was primarily due to the additional liability recorded for IBNR related to the 14 IPAs converted to a risk arrangement. The liability for IBNR remained relatively unchanged at $11.7 million and $11.5 million as of June 30, 2005 and 2004, respectively.

Consideration of Impairment Related to Goodwill and Other Intangible Assets

Our balance sheet includes intangible assets, including goodwill and other separately identifiable intangible assets, which represented approximately 38% of our total assets at June 30, 2006. If we complete the Acquisition our intangible assets are expected to represent approximately 71% of our total assets. Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite useful lives are no longer amortized, but are reviewed for impairment on an annual basis or more frequently if certain indicators of permanent impairment arise. Intangible assets with definite useful lives are amortized over their respective useful lives to their estimated residual values and also reviewed for impairment annually, or more frequently if certain indicators of permanent impairment arise. Indicators of a permanent impairment include, among other things, a significant adverse change in legal factors or the business climate, the loss of a key HMO contract, an adverse action by a regulator, unanticipated competition, the loss of key personnel or allocation of goodwill to a portion of business that is to be sold.

Because we operate in a single segment of business, we have determined that we have a single reporting unit and we perform our impairment test for goodwill on an enterprise level. In performing the impairment test, we compare the total current market value of all of our outstanding common stock, to the current carrying value of our total net assets, including goodwill and intangible assets. Depending on the market value of our common stock at the time that an impairment test is required, there is a risk that a portion of our intangible assets would be considered impaired and must be written-off during that period. We completed our annual impairment test on May 1, 2006, and determined that no indicators of impairment existed. Accordingly, no impairment charges were required at June 30, 2006. Should we later determine that an indicator of impairment exists, we would be required to perform an additional impairment test.

Realization of Deferred Tax Assets

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

As part of the process of preparing our consolidated financial statements, we estimate our income taxes based on our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. We also recognize as deferred tax assets the future tax benefits from net operating loss carryforwards. We evaluate the realizability of these deferred tax assets by assessing their valuation allowances and by adjusting the amount of such allowances, if necessary. Among the factors used to assess the likelihood of realization are our projections of future taxable income streams, the expected timing of the reversals of existing temporary differences, and the impact of tax planning strategies that could be implemented to avoid the potential loss of future tax benefits. However, changes in tax codes, statutory tax rates or future taxable income levels could materially impact our valuation of tax accruals and assets and could cause our provision for income taxes to vary significantly from period to period.

At June 30, 2006, we had deferred tax assets in excess of deferred tax liabilities of approximately $4.5 million. During Fiscal 2006, we determined that it is more likely than not that those assets will be realized (although realization is not assured), resulting in no valuation allowance at June 30, 2006.

Stock-Based Compensation Expense

Effective July 1, 2005, we adopted SFAS 123(R) using the modified prospective transition method. Prior to the adoption of SFAS 123(R) we followed Accounting Principles Board Opinion No. 25, ("APB No. 25"), "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. The adoption of SFAS No. 123(R) had no effect on cash flow from operations and cash flow from financing activities for Fiscal 2006.

SFAS 123(R) requires us to recognize compensation costs related to our share-based payment transactions with employees in our financial statements. SFAS 123(R) requires us to calculate this cost based on the grant date fair value of the equity instrument. As a result of adopting SFAS No. 123(R) on July 1, 2005, for Fiscal 2006, the Company's income before income taxes was lower by $1.3 million and net income was lower by $0.8 million than if it had continued to account for share-based compensation under APB No. 25. As of June 30, 2006, there was $1.4 million of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.0 years.

Consistent with our practices prior to adopting SFAS 123(R), we have elected to calculate the fair value of our employee stock options using the Black-Scholes option pricing model. Using this model we calculated the fair value for employee stock options granted during Fiscal 2006 based on the following assumptions: risk-free interest rate ranging from 4.21% to 5.16%; dividend yield of 0%; weighted-average volatility factor of the expected market price of our common stock of 71.1%; and weighted-average expected life of the options ranging from 3 to 6 years, depending on the vesting provisions of each option. Based on the Black-Scholes model and our assumptions, we recognized stock-based employee compensation expense of $1.3 million for Fiscal 2006. The expected life of the options is based on the historical exercise behavior of the Company's employees. The expected volatility factor is based on the historical volatility of the market price of the Company's common stock as adjusted for certain events that management deemed to be non-recurring and non-indicative of future events.

SFAS 123(R) does not require the use of any particular option valuation model. Because our stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, it is possible that existing models may not necessarily provide a reliable measure of the fair value of our employee stock options. We selected the Black-Scholes model based on our prior experience with it, its wide use by issuers comparable to us, and our review of alternate option valuation models. Based on these factors, we believe that the Black-Scholes model and the assumptions we made in applying it provide a reasonable estimate of the fair value of our employee stock options.

The effect of applying the fair value method of accounting for stock options on reported net income for any period may not be representative of the effects for future periods because our outstanding options typically vest over a period of several years and additional awards may be made in future periods.

Results of Operations

The following tables set forth, for the periods indicated, selected operating data as a percentage of total revenue.

	Year ended June 30,		
	2006	2005	2004
Revenue:			
Medical services revenue, net	99.7%	99.2%	99.3%
Management fee revenue and other income	0.3	0.8	0.7
Total revenue	100.0	100.0	100.0
Operating expenses:			
Medical services:			
Medical claims	73.5	72.3	75.0
Other direct costs	9.9	11.2	11.4
Total medical services	83.4	83.5	86.4
Administrative payroll and employee benefits	4.9	4.6	3.8
General and administrative	5.7	6.3	5.7
Gain on extinguishment of debt	–	(2.7)	(0.8)
Total operating expenses	94.0	91.7	95.1
Income from operations	6.0	8.3	4.9
Other income (expense):			
Interest income	0.2	0.1	–
Interest expense	–	(0.6)	(1.0)
Medicare settlement related to terminated operations	–	–	2.2
Income from continuing operations before income tax provision (benefit)	6.2	7.8	6.1
Income tax provision (benefit)	2.2	(6.4)	–
Income from continuing operations	4.0	14.2	6.1
Income (loss) from discontinued operations:			
Home health operations	–	–	(1.6)
Terminated IPAs	–	–	0.1
Total loss from discontinued operations	–	–	(1.5)
Net income	4.0%	14.2%	4.6%

COMPARISON OF FISCAL YEAR ENDED JUNE 30, 2006 TO FISCAL YEAR ENDED JUNE 30, 2005

Revenue

Medical services revenue increased by $21.3 million, or 19.1%, to $132.6 million for Fiscal 2006 from $111.3 million for Fiscal 2005. The increase in our medical services revenue was primarily the result of increases in our Medicare revenue, partially offset by a decrease in commercial revenue of approximately $1.0 million which resulted primarily from the conversion of certain commercial members of an HMO from a risk arrangement to a non-risk arrangement during Fiscal 2006.

The most significant component of our medical services revenue is the revenue we generate from Medicare patients under risk arrangements which increased by $20.8 million, or 19.5%, during Fiscal 2006. During Fiscal 2006 revenue generated by our Medicare risk arrangements increased approximately 13.5% on a per patient per month basis and Medicare patient months increased by approximately 5.2% over Fiscal 2005. The increase in Medicare revenue was primarily due to revenue associated with the 14 IPAs that were converted from a non-risk arrangement to a risk arrangement effective January 1, 2006, higher per patient per month premiums and the increased phase-in of the Medicare risk adjustment program. Under the Medicare risk adjustment program, the health status and demographic factors of Medicare Advantage participants are taken into account in determining premiums paid for each participant. CMS periodically recomputes the premiums to be paid to the HMOs based on updated health status, demographic factors and, in the case of Medicare Prescription Drug Plan benefits CMS's risk corridor adjustment methodology. Medicare risk adjustments recorded during Fiscal 2006 and 2005 resulted in increases to our medical services revenue. Future Medicare risk adjustments may result in reductions of revenue depending on the future health status and demographic factors of our patients as well as the application of CMS's risk corridor methodology to the HMOs Medicare Prescription Drug Programs. The increase in Medicare patient months was primarily due to the conversion of the 14 IPAs from a non-risk arrangement to a risk arrangement effective January 1, 2006.

Management fee revenue and other income of $0.4 million and $0.9 million for Fiscal 2006 and 2005, respectively, related primarily to revenue generated under our limited risk and non-risk contracts under the Humana PGP Agreement.

Revenue generated under contracts with Humana accounted for approximately 80% and 78% of our medical services revenue for Fiscal 2006 and 2005, respectively. Revenue generated under contracts with Vista accounted for approximately 20% and 22% of our medical services revenue for Fiscal 2006 and 2005, respectively.

Operating Expenses

Medical services expenses are comprised of medical claims expense and other direct costs related to the provision of medical services to our patients including a portion of our stock based compensation expense. Because our risk contracts with HMOs provide that we are financially responsible for all medical services provided to our patients under those contracts, our medical claims expense includes the costs of prescription drugs our patients receive as well as medical services provided to patients under our risk contracts by providers other than us. Other direct costs include the salaries, taxes and benefits of our health professionals providing primary care services, medical malpractice insurance costs, capitation payments to our IPA physicians and other costs related to the provision of medical services to our patients.

Medical services expenses for Fiscal 2006 increased by $17.2 million, or 18.3%, to $110.9 million from $93.8 million for Fiscal 2005. This increase is primarily due to an increase in medical claims expense which is the largest component of medical services expense. Medical claims expense increased by $16.7 million, or 20.6%, to $97.8 million for Fiscal 2006 from $81.1 million for Fiscal 2005 primarily as a result of a 14.3% increase on a per patient per month basis in medical claims expenses related to our Medicare patients and a 5.2% increase in Medicare patient months. The increase in per patient per month medical claims expense is primarily attributable to enhanced benefits offered by our HMO affiliates and inflationary trends in the health care industry. The increase in Medicare patient months is primarily attributable to the conversion of the 14 IPAs to a risk arrangement effective January 1, 2006.

Notwithstanding the increase in the amount of our medical services expenses during Fiscal 2006, the increase in our medical services revenue more than offset the increase in our medical services expenses. Medical services expenses decreased to 83.4% of total revenue for Fiscal 2006 as compared to 83.5% for Fiscal 2005. Our claims loss ratio (medical claims expense as a percentage of medical services revenue), however, increased to 73.7% in Fiscal 2006 from 72.9% in Fiscal 2005. This increase was primarily due to the higher historical claims loss ratio experienced by the 14 IPAs that were converted from a non-risk arrangement to a risk arrangement effective January 1, 2006. In addition, our HMO affiliates have enhanced certain benefits offered to Medicare patients for calendar 2006. HMOs are under continuous competitive pressure to enhance the benefits they offer to their members. However, the premiums CMS pays to HMOs for Medicare Advantage members are generally not increased as a result of those benefit enhancements. As a result, we expect HMOs will be under continuing competitive pressure to offer more, and possibly more expensive, benefits to their Medicare Advantage members in exchange for the same premium. This may result in an increase in our claims loss ratio in future periods, which could reduce our profitability and cash flows. In addition, the 14 IPAs converted to a risk arrangement have historically experienced a higher claims loss ratio than our other operations. While we will seek to reduce the claims loss ratio of those IPAs to a level comparable to that of our other operations, there can be no assurance that we will be successful in doing so. If we are not successful in reducing the claims loss ratio of those IPAs our profitability and cash flows may be adversely affected. However, we cannot quantify what impact, if any, these developments may have on our claims loss ratio (which fluctuates from period to period) or results of operations in future periods.

Other direct costs increased by $0.5 million, or 3.9%, to $13.1 million for Fiscal 2006 from $12.6 million for Fiscal 2005. As a percentage of total revenue, other direct costs decreased to 9.9% for Fiscal 2006 from 11.3% for Fiscal 2005. The increase in the amount of other direct costs was primarily due to an increase in capitation fees paid to the 14 IPAs.

Administrative payroll and employee benefits expense increased by $1.4 million, or 28.0%, to $6.5 million for Fiscal 2006 from $5.1 million for Fiscal 2005. As a percentage of total revenue, administrative payroll and employee benefits expense increased to 4.9% for Fiscal 2006 from 4.6% for Fiscal 2005. The increase in administrative payroll and employee benefits expense was due to the recognition of stock-based employee compensation expense, which was not required to be recognized in Fiscal 2005, and an increase in incentive plan accruals.

General and administrative expenses increased by $0.5 million, or 7.4%, to $7.6 million for Fiscal 2006 from $7.1 million for Fiscal 2005. As a percentage of total revenue, general and administrative expenses decreased to 5.7% for Fiscal 2006 from 6.3% for Fiscal 2005. The increase in general and administrative expenses was primarily due to an increase in professional fees and depreciation expense.

Income from Operations

Income from operations for Fiscal 2006 decreased by $1.4 million, or 14.6%, to $7.9 million from $9.3 million for Fiscal 2005 due primarily to a $3.0 million gain on extinguishment of debt recognized in Fiscal 2005.

Interest Income

Interest income increased by $0.2 million, or 206.5%, to $0.3 million for Fiscal 2006 from $0.1 million for Fiscal 2005. The increase in interest income was primarily due to an increase in cash and cash equivalents and an increase in interest rates earned on such investments.

Interest Expense

Interest expense decreased by $0.7 million, or 98.2%, to $13,000 for Fiscal 2006 from $0.7 million for Fiscal 2005. The decrease in interest expense was related to the amortization of deferred financing costs during Fiscal 2005. The deferred financing costs were fully amortized as of March 31, 2005 and, accordingly, no related interest expense was recorded during Fiscal 2006.

Taxes

An income tax provision of $2.9 million and an income tax benefit of $7.2 million were recorded for Fiscal 2006 and 2005, respectively. As of June 30, 2005, we determined that no valuation allowance for deferred tax assets was necessary and we decreased our valuation allowance by $10.2 million for Fiscal 2005. This decision eliminated our valuation allowance and represented a one-time gain.

Net Income

Net income for Fiscal 2006 decreased by $10.6 million to $5.3 million from $15.9 million for Fiscal 2005 due primarily to the $3.0 gain on extinguishment of debt recognized in Fiscal 2005 and the $10.1 increase in the income tax provision resulting from the recognition of an income tax provision of $2.9 million in Fiscal 2006 compared to a $7.2 million income tax benefit recorded in Fiscal 2005.

COMPARISON OF FISCAL YEAR ENDED JUNE 30, 2005 TO FISCAL YEAR ENDED JUNE 30, 2004

Revenue from Continuing Operations

Medical services revenue increased by $10.2 million, or 10.1%, to $111.3 million for Fiscal 2005 from $101.1 million for Fiscal 2004. The increase in our medical services revenue was primarily the result of increases in our Medicare revenue, partially offset by a decrease in commercial revenue of approximately $1.9 million which resulted primarily from the conversion of certain commercial members of an HMO from a risk arrangement to a non-risk arrangement during Fiscal 2005.

During Fiscal 2005, revenue generated by our Medicare full risk arrangements increased approximately 18.0% on a per patient per month basis as compared to Fiscal 2004, but this increase was partially offset by a decrease of approximately 4.7% in Medicare patient months from Fiscal 2004. The increase in Medicare revenue was primarily due to higher per patient per month premiums resulting from the Medicare Modernization Act and the increased phase-in of the Medicare risk adjustment program, both of which became effective in January 2004. Our Fiscal 2005 medical services revenue also included an additional $1.1 million of Medicare Advantage funding that we received from an HMO in December 2004 and Medicare risk adjustments of approximately $2.0 million that we earned during the third and fourth quarters of Fiscal 2005.

Management fee revenue and other income of $0.9 million and $0.7 million for Fiscal 2005 and 2004, respectively, related primarily to revenue generated under our limited risk and non-risk contracts under the Humana PGP Agreement.

Revenue from continuing operations generated by our managed care entities under contracts with Humana accounted for approximately 78% and 75% of our medical services revenue for Fiscal 2005 and 2004, respectively. Revenue from continuing operations generated by our managed care entities under contracts with Vista accounted for 22% and 25% of our medical services revenue for Fiscal 2005 and 2004, respectively.

Expenses from Continuing Operations

Medical services expenses for Fiscal 2005 increased by $5.8 million, or 6.5%, to $93.8 million from $88.0 million for Fiscal 2004. However, as a percentage of total revenue, medical services expenses decreased to 83.5% for Fiscal 2005 as compared to 86.4% for Fiscal 2004. Medical claims expense increased by $4.8 million, or 6.3%, to $81.1 million for Fiscal 2005 from $76.3 million for Fiscal 2004 primarily as a result of higher medical costs and an increase in utilization of health care services by our Medicare patients, partially offset by a decrease in claims expense of approximately $1.7 million which resulted from the conversion of certain commercial members of an HMO from a risk arrangement to a non-risk arrangement during Fiscal 2005. As a result of these developments, during Fiscal 2005 our medical claims expense related to our Medicare patients increased on a per patient per month basis by approximately 16.1%.

Notwithstanding the increase in the amount of our medical services expenses and claims expense during Fiscal 2005, the increase in our medical services revenue more than offset the increase in our medical services expenses and claims expense. As a result, our claims loss ratio (medical claims expense as a percentage of medical services revenue) decreased to 72.9% in Fiscal 2005 from 75.5% in Fiscal 2004.

Other direct costs increased by $0.9 million, or 8.4%, to $12.6 million for Fiscal 2005 from $11.7 million for Fiscal 2004. As a percentage of total revenue, other direct costs decreased to 11.2% for Fiscal 2005 from 11.4% for Fiscal 2004. The increase in the amount of other direct costs was primarily due to an increase in payroll expense and related benefits for physicians and medical support personnel at our medical centers and an increase in incentive plan accruals.

Administrative payroll and employee benefits expense increased by $1.3 million, or 33.6%, to $5.1 million for Fiscal 2005 from $3.8 million for Fiscal 2004. As a percentage of total revenue, administrative payroll and employee benefits expense increased to 4.6% for Fiscal 2005 from 3.8% for Fiscal 2004. The increase in administrative payroll and employee benefits expense was due to an increase in salaries related to the hiring of additional marketing and executive personnel and an increase in incentive plan accruals.

General and administrative expenses increased by $1.2 million, or 21.3%, to $7.1 million for Fiscal 2005 from $5.8 million for Fiscal 2004. As a percentage of total revenue, general and administrative expenses increased to 6.3% for Fiscal 2005 from 5.7% for Fiscal 2004. The increase in general and administrative expenses was primarily due to an increase in professional fees and the settlement of two lawsuits during Fiscal 2004 which reduced our accrual for legal claims by $0.8 million during that fiscal year.

The $3.0 million and $0.9 million gain on extinguishment of debt recognized during Fiscal 2005 and 2004, respectively, related to the $3.9 million contract modification note with Humana that was cancelled in April 2003. Simultaneously with the note cancellation, we executed the Humana PGP Agreement. The Humana PGP Agreement contained a provision for liquidated damages in the amount of $4.0 million, which could be asserted by Humana under certain circumstances. To the extent that Humana reduced the maximum amount of liquidated damages, we recognized gains from extinguishment of debt in a corresponding amount. In Fiscal 2005 and Fiscal 2004, Humana notified us that the maximum amount of liquidated damages had been reduced from $3.0 million to $0 and from $3.9 million to $3.0 million, respectively. Accordingly, we recognized $3.0 million and $0.9 million of the deferred gain on extinguishment of debt in Fiscal 2005 and 2004, respectively.

Income from Operations

Income from operations for Fiscal 2005 increased by $4.3 million, or 85.1%, to $9.3 million from $5.0 million for Fiscal 2004. Income from operations for Fiscal 2005 increased to 8.3% of total revenue as compared to 4.9% of total revenue for Fiscal 2004.

Medicare Settlement Related to Terminated Operations

During Fiscal 2004, we recorded other income of $2.2 million relating to the settlement of an alleged Medicare obligation. The alleged obligation related to rehabilitation clinics that were previously operated by one of our former subsidiaries and were sold in 1999. CMS had alleged that Medicare overpayments were made relating to services rendered by these clinics and other related clinics during a period in which the clinics were operated by entities other than us. We requested that CMS reconsider the alleged liability, and in October 2003 we were notified that the liability had been reduced from the originally asserted amount of $2.4 million to $0.2 million.

Loss from Discontinued Operations-Home Health Operations

Our home health operations contributed $3.1 million in revenue and generated an operating loss of $1.7 million (which included charges in connection with the disposition of $0.5 million) during Fiscal 2004.

Income from Discontinued Operations-Terminated IPAs

The terminated IPAs did not contribute any revenue but generated operating income of $73,000 during Fiscal 2004. Income generated by the terminated IPAs during Fiscal 2004 resulted from a settlement with the HMO which eliminated all amounts due to and amounts due from the HMO incurred prior to the termination of the contracts on January 1, 2003.

Taxes

As described above, as of June 30, 2005, we determined that no valuation allowance for deferred tax assets was necessary and we decreased our valuation allowance by $10.2 million for Fiscal 2005. This decision had the effect of increasing our Fiscal 2005 net income by approximately $7.2 million. Since this decision eliminated our entire valuation allowance, it represented a one-time gain that did not contribute to our earnings in future periods. No provision for income taxes was recorded in Fiscal 2004 due primarily to the utilization of prior year net operating loss carryforwards. As a result of our utilization of deferred tax assets during Fiscal 2004, we reduced the valuation allowance for our deferred tax assets by $1.7 million as of June 30, 2004 to offset income tax liabilities that were generated from current operations.

Net Income

Net income for Fiscal 2005 increased by $11.2 million, or 242%, to $15.9 million from $4.7 million for Fiscal 2004.

Liquidity and Capital Resources

At June 30, 2006, working capital was $15.6 million, an increase of $8.7 million from working capital of $6.9 million at June 30, 2005. The increase in working capital for Fiscal 2006 was primarily due to income before income tax provision of $8.3 million recognized in Fiscal 2006. Cash and cash equivalents were $10.7 million at June 30, 2006 compared to $5.8 million at June 30, 2005.

Net cash of $6.9 million was provided by operating activities from continuing operations during Fiscal 2006 compared to $7.9 million in Fiscal 2005 and $2.3 million in Fiscal 2004. The decrease of $1.0 million in cash provided by operating activities from continuing operations during Fiscal 2006 was primarily due to an increase in amounts due from HMOs of $2.1 million. The increase of $5.6 million in cash provided by operating activities from continuing operations during Fiscal 2005 was primarily due to an increase in income from operations of $4.3 million, an increase in accrued expenses and other current liabilities of $1.5 million, and a decrease in the Medicare settlement related to terminated operations of $2.2 million recognized in Fiscal 2004, which were partially offset by an increase in extinguishment of debt of $2.2 million.

Net cash of $1.2 million was used for investing activities from continuing operations in Fiscal 2006 compared to $0.8 million in Fiscal 2005 and $0.1 million in Fiscal 2004. The increase of $0.4 million in cash used for investing activities from continuing operations during Fiscal 2006 was primarily due to an increase in other assets of $0.4 million related to capitalized acquisition costs. The increase of $0.7 million in cash used for investing activities from continuing operations during Fiscal 2005 was primarily due to an increase in the purchase of equipment of $0.3 million and the purchase of a $0.5 million certificate of deposit.

Net cash of $0.7 million was used in financing activities from continuing operations in Fiscal 2006 compared to net cash used of $1.8 million in Fiscal 2005. The decrease of $1.1 million in cash used in financing activities from continuing operations in Fiscal 2006 was primarily due to a decrease of $1.6 million in cash used for the repurchase of common stock. The increase of $1.2 million in cash used in financing activities from continuing operations in Fiscal 2005 was primarily due to the repurchase of common stock of $2.3 million which was partially offset by an increase in proceeds of $1.0 million from the promissory note payable to Humana discussed below.

Effective March 8, 2006, we obtained an extension and amended the terms of our credit facility that provides for a revolving loan to us (the "Credit Facility"). The maturity date of the Credit Facility was extended until September 30, 2007, the maximum amount available for borrowing under the Credit Facility was increased to $5,000,000 and the interest rate under the Credit Facility was reduced to the sum of 2.5% plus the 30-day Dealer Commercial Paper Rate. In addition, a financial covenant was added to the Credit Facility requiring our EBITDA to exceed $1,500,000 on a trailing 12-month basis and the financial covenant that previously required us to maintain aggregate cash, unencumbered marketable securities and other financial assets of at least $1,000,000 at any time during which amounts were outstanding under the Credit Facility was deleted. All other terms of the Credit Facility remained substantially unchanged.

Pursuant to the terms under our managed care agreements with certain of our HMO affiliates, we posted irrevocable standby letters of credit amounting to $1.1 million to secure our payment obligations to those HMOs. We are required to maintain these letters of credit throughout the term of the managed care agreements.

In May 2005, our Board of Directors increased our previously announced program to repurchase shares of our common stock to a total of 2,500,000 shares. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. We anticipate that any such repurchases of shares will be funded through cash from operations. As of September 1, 2006, we had repurchased 1,157,467 shares of our common stock for approximately $3.0 million.

On May 10, 2006, we, entered into the MDHC Agreement. Under the Agreement, one of our subsidiaries will acquire substantially all of the assets and operations of the MDHC Companies and assume certain of their liabilities. Under the terms of the MDHC Agreement, at the closing, we will pay the MDHC Companies $5.0 million cash and issue 20.0 million shares of the our common stock to the MDHC Companies. We will also pay the principal shareholders of the MDHC Companies an additional $1.0 million cash on the first anniversary date of the closing. In addition, upon the terms and subject to the conditions of the Agreement, following the closing we will pay to those shareholders up to $2.0 million based on the monthly payments in respect of the MDHC Companies' business operations that we or any of our subsidiaries receive from certain identified third-party payors during the fourteen day period commencing the day after the closing date. We will also make certain other payments to the MDHC Companies' principal shareholders depending on the collection of certain receivables that were fully reserved as of December 31, 2005. We expect to fund estimated cash consideration with cash flows from operations or, if necessary, borrowings under our Credit Facility.

We believe that we will be able to fund our capital commitments, our anticipated operating cash requirements for the foreseeable future and satisfy any remaining obligations from our working capital, anticipated cash flows from operations, and our Credit Facility.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2006, and have not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Contractual Obligations

The following is a summary of our long-term debt, capital and operating lease obligations, and contractual obligations as of June 30, 2006:

	Payment due by Period			
	Total	Less than 1 Year	1-2 Years	3-5 Years
Capital Lease Obligations (1)	$ 217,384	$ 97,720	$ 98,694	$ 20,970
Operating Lease Obligations (1)	6,144,347	1,529,170	2,713,393	1,901,784
Total	$ 6,361,731	$ 1,626,890	$ 2,812,087	$ 1,922,754

(1) The payments shown above for Capital Lease Obligations and Operating Lease Obligations reflect all payments due under the terms of the respective leases. See Note 4 to our Consolidated Financial Statements to reconcile the payments shown above to the capital lease obligations recorded in our Consolidated Balance Sheets.

Other factors that could affect our liquidity and cash flow are discussed elsewhere in this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At June 30, 2006, we had only certificates of deposit and cash equivalents invested in high grade, short-term securities, which are not typically subject to material market risk. We have capital lease obligations outstanding at fixed rates. For capital lease obligations with fixed interest rates, a hypothetical 10% change in interest rates would have no material impact on our future earnings and cash flows related to these instruments and would have an immaterial impact on the fair value of these instruments. Our Credit Facility is interest rate sensitive, however, we had no amount outstanding under this facility at June 30, 2006. We have no risk associated with foreign currency exchange rates or commodity prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and independent registered public accounting firm's report thereon appear beginning on page F-2. See index to such consolidated financial statements and reports on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures are effective to ensure that material information required to be included in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. However, that conclusion should be considered in light of the various limitations described below on the effectiveness of those controls and procedures, some of which pertain to most if not all business enterprises, and some of which arise as a result of the nature of our business. Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all errors and all improper conduct. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of improper conduct, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Further, the design of any system of controls also is based in part upon assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. In addition, we depend on our HMO affiliates for certain financial and other information that we receive concerning the medical services revenue and expenses that we earn and incur. Because our HMO affiliates generate that information for us we have less control over the manner in which that information is generated. There were no changes in our internal controls during the fourth quarter of our fiscal year that could significantly affect these controls, nor were there any corrective actions required with regard to significant deficiencies and material weaknesses.

Provided with this Annual Report are certifications of our Chief Executive Officer and our Chief Financial Officer. We are required to provide those certifications by Section 302 of the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission's implementing regulations. Item 9A of this Annual Report is the information concerning the evaluation referred to in those certifications, and you should read this information in conjunction with those certifications for a more complete understanding of the topics presented.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 is incorporated by reference to our Proxy Statement for our 2006 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to our Proxy Statement for our 2006 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference to our Proxy Statement for our 2006 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 is incorporated by reference to our Proxy Statement for our 2006 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated by reference to our Proxy Statement for our 2006 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

Reference is made to the Index set forth on Page F-1 of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All schedules have been omitted because they are inapplicable or the information is provided in the consolidated financial statements, including the notes hereto.

(a)(3) Exhibits

3.1	Restated Articles of Incorporation, as amended (1)
3.2	Restated Bylaws (2)
4.1	Form of certificate evidencing shares of Common Stock (1)
4.2	Registration Rights Agreement, dated as of October 30, 1997, by and between Continucare Corporation and Loewenbaum & Company Incorporated (3)
4.3	Continucare Corporation Amended and Restated 1995 Stock Option Plan** (4)
4.4	Amended and Restated 2000 Stock Option Plan ** (5)
4.5	Convertible Subordinated Promissory Note (6)
4.6	Form of Convertible Promissory Note, dated June 30, 2001 (7)
4.7	Amendment to Convertible Promissory Note, dated March 31, 2003, between Continucare Corporation and Frost Nevada Limited Partnership (7)
4.8	Form of Amendment to Convertible Promissory Note, dated March 31, 2003 (7)
10.1	Form of Stock Option Agreement**(8)
10.2	Physician Practice Management Participation Agreement between Continucare Medical Management, Inc., and Humana Medical Plan, Inc. entered into as of the 1st day of August, 1998 (9)
10.3	Amended and Restated Primary Care Provider Services dated November 12, 2004, by and between Vista Healthplan of South Florida, Inc., Vista Insurance Plan, Inc. and Continucare Medical Management, Inc. (10)
10.4	Airport Corporate Center office lease dated June 3, 2004, by and between Miami RPFIV Airport Corporate Center Associates Limited Liability Company and Continucare Corporation (11)
10.5	Amendment No. 1 to Primary Care Provider Services Agreement dated as of July 1, 2004 by and among Vista Healthplan of South Florida, Inc. (10)
10.6	Agreement, dated March 31, 2003, between the Company and Pecks Management Partners, Ltd. (7)
10.7	Agreement, dated March 31, 2003, between Continucare Corporation and Carret & Company (7)

10.8	WCMA Loan and Security Agreement dated March 9, 2000 between Merrill Lynch Business Financial Services, Inc. and Continucare Corporation (12)
10.9	Letter Agreement dated March 18, 2005 between Merrill Lynch Business Financial Services, Inc. and Continucare Corporation (13)
10.10	Form of Promissory Note dated December 29, 2004 (14)
10.11	Letter Agreement between Continucare Corporation and Merrill Lynch Business Financial Services, Inc. regarding amendment and extension of Credit Facility (15)
10.12	Asset Purchase Agreement, dated as of May 10, 2006, among Continucare Corporation, a Florida corporation, CNU Blue 1, Inc., a Florida corporation and a wholly-owned subsidiary of CNU, CNU Blue2, LLC, a Florida limited liability company and a wholly-owed subsidiary of Buyer, Miami Dade Health and Rehabilitation Services, Inc., a Florida corporation, Miami Dade Health Centers, Inc., a Florida corporation, West Gables Open MRI Services, Inc., a Florida corporation, Kent Management Systems, Inc., Pelu Properties, Inc., a Florida corporation, Peluca Investments, LLC, a Florida limited liability company owned by the Owners, and Miami Dade Health Centers One, Inc., a Florida corporation, MDHC Red, Inc., a Florida corporation, and each of the shareholders of each Seller identified therein. (16)
21.1	Subsidiaries of the Company (11)
23.1	Consent of Independent Registered Public Accounting Firm *
31.1	Section 302 Certification of Chief Executive Officer *
31.2	Section 302 Certification of Chief Financial Officer *
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

Documents incorporated by reference to the indicated exhibit to the following filings by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

(1) Post Effective Amendment No. 1 to the Registration Statement on SB-2 on Form S-3 Registration Statement filed on October 29, 1996.
(2) Registration Statement on Form SB-2 filed on January 17, 1995.
(3) Form 8-K dated October 30, 1997 and filed with the Commission on November 13, 1997.
(4) Schedule 14A dated December 26, 1997 and filed with the Commission on December 30, 1997.
(5) Schedule 14A dated July 28, 2004, filed July 28, 2004.
(6) Form 8-K dated August 3, 2001, filed August 15, 2001.
(7) Form 10-Q for the quarterly period ended March 31, 2003.
(8) Form 10-Q for the quarterly period ended September 30, 2004.
(9) Form 10-K for the fiscal year ended June 30, 2000.
(10) Form 10-Q for the quarterly period ended December 31, 2004.
(11) Form 10-K for the fiscal year ended June 30, 2004.
(12) Form 10-Q for the quarterly period ended March 31, 2000.
(13) Form 10-Q for the quarterly period ended March 31, 2005.
(14) Form 8-K dated December 30, 2004, filed January 5, 2005.
(15) Form 8-K dated March 8, 2006, and filed on March 10, 2006.
(16) Form 8-K dated May 10, 2006 and filed on May 11, 2006.

* Filed herewith

** Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINUCARE CORPORATION

By: /s/ Richard C. Pfenniger, Jr.
RICHARD C. PFENNIGER, JR.
Chairman of the Board, Chief Executive Officer and President

Dated: September 18, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Richard C. Pfenniger, Jr. Richard C. Pfenniger, Jr.	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)	September 18, 2006
/s/ Fernando L. Fernandez Fernando L. Fernandez	Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	September 18, 2006
/s/ Robert J. Cresci Robert J. Cresci	Director	September 18, 2006
/s/ Phillip Frost, M.D. Phillip Frost, M.D.	Director	September 18, 2006
/s/ Neil Flanzraich Neil Flanzraich	Director	September 18, 2006
/s/ Jacob Nudel, M.D. Jacob Nudel, M.D.	Director	September 18, 2006
/s/ A. Marvin Strait A. Marvin Strait	Director	September 18, 2006

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Continucare Corporation

We have audited the accompanying consolidated balance sheets of Continucare Corporation as of June 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Continucare Corporation at June 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, the Company adopted SFAS No. 123(R), "*Share-Based Payment*," applying the modified prospective method at the beginning of fiscal year 2006.

/s/ Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
September 12, 2006

CONTINUCARE CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS	June 30, 2006	June 30, 2005
Current assets:		
Cash and cash equivalents	$ 10,681,685	$ 5,780,544
Other receivables, net	231,832	144,973
Due from HMOs, net of a liability for incurred but not reported medical claims expense of approximately $14,207,000 and $11,700,000 at June 30, 2006 and 2005, respectively	6,339,526	3,485,530
Prepaid expenses and other current assets	689,096	719,577
Deferred tax assets, net	658,768	585,571
Total current assets	18,600,907	10,716,195
Certificates of deposit, restricted	1,126,987	530,350
Equipment, furniture and leasehold improvements, net	824,220	670,665
Goodwill, net of accumulated amortization of approximately $7,610,000	14,342,510	14,342,510
Managed care contracts, net of accumulated amortization of approximately $2,773,000 and $2,422,000 at June 30, 2006 and 2005, respectively	737,234	1,090,046
Deferred tax assets, net	3,881,061	6,721,353
Other assets, net	551,927	66,816
Total assets	$ 40,064,846	$ 34,137,935
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 575,925	$ 660,139
Accrued expenses and other current liabilities	2,401,933	2,620,802
Note payable	–	520,000
Total current liabilities	2,977,858	3,800,941
Capital lease obligations, less current portion	112,068	38,361
Total liabilities	3,089,926	3,839,302
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.0001 par value: 100,000,000 shares authorized; 50,242,478 shares issued and outstanding at June 30, 2006 and 52,591,895 shares issued and 49,595,702 shares outstanding at June 30, 2005	5,024	4,960
Additional paid-in capital	63,838,051	67,924,068
Accumulated deficit	(26,868,155)	(32,205,694)
Treasury stock, 2,996,193 shares at June 30, 2005	–	(5,424,701)
Total shareholders' equity	36,974,920	30,298,633
Total liabilities and shareholders' equity	$ 40,064,846	$ 34,137,935

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended June 30, 2006	2005	2004
Revenue:			
Medical services revenue, net	$ 132,629,665	$ 111,316,174	$101,123,346
Management fee revenue and other income	361,247	914,939	700,756
Total revenue	132,990,912	112,231,113	101,824,102
Operating expenses:			
Medical services:			
Medical claims	97,781,447	81,104,665	76,333,580
Other direct costs	13,137,396	12,648,297	11,665,894
Total medical services	110,918,843	93,752,962	87,999,474
Administrative payroll and employee benefits	6,538,295	5,107,672	3,822,949
General and administrative	7,584,205	7,059,602	5,821,871
Gain on extinguishment of debt	–	(3,000,000)	(850,000)
Total operating expenses	125,041,343	102,920,236	96,794,294
Income from operations	7,949,569	9,310,877	5,029,808
Other income (expense):			
Interest income	331,001	108,000	4,793
Interest expense	(12,870)	(702,946)	(1,006,082)
Medicare settlement related to terminated operations	–	–	2,218,278
Income from continuing operations before income tax provision (benefit)	8,267,700	8,715,931	6,246,797
Income tax provision (benefit)	2,930,161	(7,175,561)	–
Income from continuing operations	5,337,539	15,891,492	6,246,797
Income (loss) from discontinued operations:			
Home health operations	–	–	(1,666,934)
Terminated IPAs	–	–	73,091
Loss from discontinued operations	–	–	(1,593,843)
Net income	$ 5,337,539	$ 15,891,492	$ 4,652,954
Basic net income (loss) per common share:			
Income from continuing operations	$ .11	$ .32	$ .14
Loss from discontinued operations	–	–	(.03)
Net income per common share	$ .11	$ .32	$ .11
Diluted net income (loss) per common share:			
Income from continuing operations	$ .10	$ .31	$ .12
Loss from discontinued operations	–	–	(.03)
Net income per common share	$ .10	$ .31	$ .09
Weighted average common shares outstanding:			
Basic	49,907,898	50,231,870	43,763,835
Diluted	51,230,435	52,006,064	49,232,716

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
	Shares	Amount				
Balance at June 30, 2003	42,379,001	$ 4,239	$ 60,279,880	$(52,750,140)	$(5,424,701)	$ 2,109,278
Issuance of stock to guarantor of credit facility	300,000	30	869,970	–	–	870,000
Issuance of stock in private placement transaction	2,333,333	233	3,464,376	–	–	3,464,609
Issuance of stock upon exercise of stock options	546,000	55	351,315	–	–	351,370
Issuance of stock upon conversion of related party note payable	819,313	82	899,383	–	–	899,465
Issuance of stock upon conversion of subordinated notes payable	3,922,539	392	4,043,049	–	–	4,043,441
Net income	–	–	–	4,652,954	–	4,652,954
Balance at June 30, 2004	50,300,186	5,031	69,907,973	(48,097,186)	(5,424,701)	16,391,117
Recognition of compensation expense related to issuance of stock options	–	–	264,802	–	–	264,802
Issuance of stock upon exercise of stock options	156,666	16	91,683	–	–	91,699
Fees related to private placement transactions	–	–	(98,244)	–	–	(98,244)
Issuance of stock upon conversion of related party note payable	14,550	1	14,549	–	–	14,550
Repurchase of common stock	(875,700)	–	–	–	(2,256,783)	(2,256,783)
Retirement of treasury stock	–	(88)	(2,256,695)	–	2,256,783	–
Net income	–	–	–	15,891,492	–	15,891,492
Balance at June 30, 2005	49,595,702	4,960	67,924,068	(32,205,694)	(5,424,701)	30,298,633
Recognition of compensation expense related to issuance of stock options	–	–	1,292,234	–	–	1,292,234
Issuance of stock upon exercise of stock options	826,363	82	640,386	–	–	640,468
Issuance of stock upon conversion of related party note payable	102,180	10	102,170	–	–	102,180
Repurchase of common stock	(281,767)	–	–	–	(696,134)	(696,134)
Retirement of common stock	–	(28)	(6,120,807)	–	6,120,835	–
Net income	–	–	–	5,337,539	–	5,337,539
Balance at June 30, 2006	50,242,478	$ 5,024	$ 63,838,051	$(26,868,155)	$ –	$ 36,974,920

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 5,337,539	$ 15,891,492	$ 4,652,954
Loss from discontinued operations	–	–	1,593,843
Income from continuing operations	5,337,539	15,891,492	6,246,797
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, including amortization of deferred financing costs	695,095	1,258,289	1,201,675
Provision for bad debts	163,105	15,787	104,296
Recognition of compensation expense related to issuance of stock options	1,292,235	264,802	–
Medicare settlement related to terminated operations	–	–	(2,218,278)
Gain on extinguishment of debt	–	(3,000,000)	(850,000)
Deferred tax expense (benefit)	2,767,095	(7,306,924)	–
Changes in operating assets and liabilities, excluding the effect of disposals:			
Other receivables	(249,964)	262,455	(12,450)
Due from HMOs, net	(2,853,996)	(783,652)	(1,287,409)
Prepaid expenses and other current assets	30,481	171,230	(105,724)
Other assets	(125,965)	33,667	3,763
Accounts payable	(84,214)	155,988	(179,337)
Accrued expenses and other current liabilities	(98,580)	894,710	(608,629)
Net cash provided by continuing operations	6,872,831	7,857,844	2,294,704
Net cash used in discontinued operations	(32,512)	(151,399)	(998,872)
Net cash provided by operating activities	6,840,319	7,706,445	1,295,832
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of certificate of deposit	(596,637)	(500,000)	(30,000)
Proceeds from maturity of certificates of deposit	–	101,165	29,743
Purchase of property and equipment	(280,675)	(421,586)	(144,585)
Other assets	(359,147)	–	–
Net cash used in continuing operations	(1,236,459)	(820,421)	(144,842)
Net cash used in discontinued operations	–	–	(938)
Net cash used in investing activities	(1,236,459)	(820,421)	(145,780)

Continued on next page.

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Year Ended June 30, 2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from note payable	–	1,040,000	–
Repayments on note payable	(520,000)	(520,000)	–
Proceeds from issuance of stock in private placement transaction	–	–	3,464,609
Payment of fees related to private placement transactions	–	(98,244)	–
Payments on convertible subordinated notes	–	–	(233,716)
Payments on related party notes	–	(7,882)	(35,953)
Principal repayments under capital lease obligations	(127,053)	(74,630)	(76,000)
Payment of deferred financing costs	–	–	(15,000)
Proceeds from exercise of stock options	640,468	91,699	351,370
Repurchase and retirement of common stock	(696,134)	(2,256,783)	–
Payments on credit facility	–	–	(2,315,000)
Repayments to Medicare per agreement	–	–	(1,730,745)
Net cash used in financing activities	(702,719)	(1,825,840)	(590,435)
Net increase in cash and cash equivalents	4,901,141	5,060,184	559,617
Cash and cash equivalents at beginning of fiscal year	5,780,544	720,360	160,743
Cash and cash equivalents at end of fiscal year	$ 10,681,685	$ 5,780,544	$ 720,360
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS:			
Retirement of treasury stock	$ 5,424,701	$ 2,256,783	$ –
Stock issued for deferred financing costs	$ –	$ –	$ 870,000
Stock issued upon conversion of subordinated notes payable	$ –	$ –	$ 4,043,441
Stock issued upon conversion of related party notes payable	$ 102,180	$ 14,550	$ 899,465
Purchase of equipment, furniture and fixtures with proceeds of capital lease obligations	$ 215,162	$ –	$ 61,820
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for taxes	$ 270,000	$ –	$ –
Cash paid for interest	$ 12,870	$ 40,229	$ 563,750

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1

General

Continucare Corporation ("Continucare" or the "Company"), is a provider of primary care physician services on an outpatient basis in Florida. The Company provides medical services to patients through employee physicians, advanced registered nurse practitioners and physician's assistants. Additionally, the Company provides practice management services to independent physician affiliates ("IPAs"). Substantially all of the Company's net medical services revenues are derived from managed care agreements with two health maintenance organizations, Humana Medical Plans, Inc. ("Humana") and Vista Healthplan of South Florida, Inc. and its affiliated companies ("Vista") (collectively, the "HMOs"). The Company was incorporated in 1996 as the successor to a Florida corporation formed earlier in 1996.

Business

In an effort to streamline operations and stem operating losses, effective January 1, 2003, the Company terminated the Medicare and Medicaid lines of business for all of the IPA physician contracts associated with one HMO, which consisted of 29 physicians at the time of the termination. Additionally, in December 2003, the Company implemented a plan to dispose of its home health operations. The home health disposition occurred in three separate transactions and was concluded on February 7, 2004. As a result of these transactions, the operations of the terminated IPAs and the home health operations are shown as discontinued operations (see Note 3).

Effective January 1, 2006, the Company entered into an Independent Practice Association Participation Agreement (the "Risk IPA Agreement") with Humana under which the Company agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to 14 IPAs practicing in Miami-Dade and Broward Counties, Florida. During Fiscal 2006, medical service revenue and medical services expenses related to the Risk IPA Agreement approximated $8.7 million and $8.4 million, respectively. The Risk IPA Agreement replaces the Physician Group Participation Agreement with Humana (the "Humana PGP Agreement") that was terminated effective December 31, 2005. Under the Humana PGP Agreement, the Company assumed certain management responsibilities on a non-risk basis for Humana's Medicare, Medicaid and commercial members assigned to selected primary care physicians in Miami-Dade and Broward Counties, Florida. Revenue from this contract consisted of a monthly management fee intended to cover the costs of providing these services and amounted to approximately $0.2 million and $0.5 million during Fiscal 2006 and 2005, respectively. The Company anticipates that the higher claims loss ratio associated with the 14 IPAs may result in an increase in the claims loss ratio in future periods.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies followed by the Company is as follows:

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Accounting Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Because of the inherent uncertainties of this process, actual results could differ from those estimates. Such estimates include the recognition of revenue, the recoverability of intangible assets, the collectibility of receivables, and the accrual for incurred but not reported ("IBNR") claims.

Fair Value of Financial Instruments
The Company's financial instruments consist mainly of cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable, related party notes payable, notes payable, and capital lease obligations. The carrying amounts of the Company's cash and cash equivalents, certificates of deposit, accounts receivable, accounts payable and notes payable approximate fair value due to the short-term nature of these instruments. At June 30, 2006 and 2005, the fair value of the related party notes payable was $0 and $253,000, respectively, based on the market value of the Company's common stock. At June 30, 2006 and 2005, the carrying value of the Company's capital lease obligations approximate fair value based on the terms of the obligations.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as those highly-liquid investments purchased with an original maturity of three months or less.

Certificates of Deposit
Certificates of deposit have original maturities of greater than three months and are pledged as collateral in support of various stand-by letters of credit issued as required under the managed care agreements with the Company's HMO affiliates and as security for various leases.

Due from HMOs
The HMOs pay medical claims and other costs on the Company's behalf. Based on the terms of the contracts with the HMOs, the Company receives a net payment from the HMOs that is calculated by offsetting revenue earned with medical claims expense, calculated as claims paid on the Company's behalf plus an amount reserved for claims incurred but not reported. Therefore, the amounts due from the HMOs are presented on the balance sheet net of an estimated liability for claims incurred but not reported which is independently calculated by the Company based on historical data adjusted for payment patterns, cost trends, utilization of health care services and other relevant factors including an independent actuarial calculation.

Equipment, Furniture and Leasehold Improvements
Equipment, furniture and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the underlying assets' useful lives or the term of the lease, whichever is shorter. Repairs and maintenance costs are expensed as incurred. Improvements and replacements are capitalized.

Goodwill and Other Intangible Assets
Effective July 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are reviewed annually for impairment, or more frequently if certain indicators arise. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and also reviewed for impairment annually, or more frequently if certain indicators arise, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Indicators of a permanent impairment include, among other things, significant adverse changes in legal factors or the business climate, loss of a key HMO contract, an adverse action by a regulator, unanticipated competition, loss of key personnel or allocation of goodwill to a portion of a business that is to be sold.

As the Company operates in a single segment of business, the Company has determined that it has a single reporting unit and performs the impairment test for goodwill on an enterprise level. In performing the impairment test, the Company compares the current market value of all of its outstanding common stock to the current carrying value of the Company's total net assets, including goodwill and intangible assets. Depending on the aggregate market value of the Company's outstanding common stock at the time that an impairment test is required, there is a risk that a portion of the intangible assets would be considered impaired and must be written-off during that period. The Company performs the annual impairment test as of May 1st of each year. Should it later be determined that an indicator of impairment has occurred, the Company would be required to perform an additional impairment test. No impairment charges were required at June 30, 2006, 2005 or 2004.

The managed care contracts relate to the value of certain amendments to a managed care agreement entered into with one of the Company's HMOs. The amendments, among other things, extended the term of the original agreement with the HMO from six to ten years and modified for the Company's benefit the value of the Medicare premium received by the Company. In consideration of these amendments, the Company gave the HMO a $3.9 million promissory note (see Deferred Revenue section below). The managed care contracts are subject to amortization and are being amortized over a weighted-average amortization period of 9.6 years. Total amortization expense for intangible assets subject to amortization was approximately $353,000 during Fiscal 2006, 2005 and 2004. The estimated aggregate amortization expense will be approximately $353,000 for each of the three succeeding fiscal years.

Deferred Financing Costs
Expenses incurred in connection with the Credit Facility had been deferred and were amortized using the straight-line method which approximates the interest method over the life of the facility.

Deferred Revenue
In April 2003, the Company executed a Physician Group Participation Agreement with Humana (the "Humana PGP Agreement"). Pursuant to the Humana PGP Agreement, the Company agreed to assume certain management responsibilities on a non-risk basis for Humana's Medicare, commercial and Medicaid members assigned to selected primary care physicians in Miami-Dade and Broward Counties of Florida. Revenue from this contract consisted of a monthly management fee intended to cover the costs of providing these services. Simultaneously with the execution of the Humana PGP Agreement, the Company restructured the terms of a $3.9 million contract modification note with Humana. Pursuant to the restructuring, the contract modification note was cancelled and the Humana PGP Agreement contained a provision for liquidated damages in the amount of $4.0 million, which could be asserted by Humana under certain circumstances.

Because there were contingent circumstances under which future payments of liquidated damages to Humana could equal the amount of debt forgiven, the $3.9 million gain that otherwise would have been recognized from the extinguishment of the debt in the fourth quarter of Fiscal 2003 was deferred. Under the terms of the Humana PGP Agreement, if the Company remained in compliance with terms of the agreement, Humana, at its option, may reduce the liquidated damages at specified dates during the initial two-year term of the Humana PGP Agreement. To the extent that Humana reduced the maximum amount of liquidated damages, a portion of the deferred gain was recognized in an amount corresponding to the amount by which the liquidated damages were reduced. In Fiscal 2005 and Fiscal 2004, Humana notified the Company that the maximum amount of liquidated damages had been reduced from $3.0 million to $0 and from $3.9 million to $3.0 million, respectively. Accordingly, the Company recognized $0, $3.0 million and $0.9 million of the deferred gain on extinguishment of debt in Fiscal 2006, 2005 and 2004, respectively.

Accounting for Stock-Based Compensation
Prior to July 1, 2005, the Company followed Accounting Principles Board Opinion No. 25, ("APB No. 25"), "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. Under APB No. 25, when the exercise price of the Company's employee stock options equaled or exceeded the market price of the underlying stock on the date of grant, no compensation cost was recognized. Stock options issued to independent contractors or consultants were accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, ("SFAS No. 123"), "Accounting for Stock-Based Compensation." For Fiscal 2005 and 2004, stock-based employee compensation expense of approximately $0.3 and $0 million, respectively, was recognized in the accompanying condensed consolidated Statements of Income in accordance with APB No. 25.

Effective July 1, 2005, the Company adopted SFAS No. 123(R) ("SFAS No. 123(R)"), "Share-Based Payment," which is a revision of SFAS No. 123, using the modified prospective transition method. (See Note 7.) Under this method, compensation cost recognized for Fiscal 2006 includes: (i) compensation cost for all share-based payments modified or granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for periods prior to July 1, 2005 have not been restated.

Earnings Per Share
Basic earnings per share is computed by dividing net income or loss by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (see Note 6).

Revenue Recognition
The Company provides services to patients on either a fixed monthly fee arrangement with HMOs or under a fee for service arrangement. Total medical services net revenue from continuing operations relating to Humana approximated 80%, 78% and 75% for Fiscal 2006, 2005 and 2004, respectively. Total medical services net revenue from continuing operations related to Vista approximated 20%, 22% and 25% for Fiscal 2006, 2005 and 2004, respectively.

Under the Company's risk contracts with Humana and Vista, the Company receives a fixed monthly fee from the HMOs for each patient that chooses one of the Company's physicians as their primary care physician. The fixed monthly fee is typically based on a percentage of the premium received by the HMOs from various payor sources. Revenue under these agreements is generally recorded in the period the Company assumes responsibility to provide services at the rates then in effect as determined by the respective contract. As part of the Medicare Advantage program, the Centers for Medicare Services ("CMS") periodically recomputes the premiums to be paid to the HMOs based on updated health status of participants and updated demographic factors. The Company records any adjustments to this revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO or CMS.

Under the Company's risk agreements, the Company assumes responsibility for the cost of all medical services provided to the patient, even those it does not provide directly in exchange for a percentage of premium or other capitated fee. To the extent that patients require more frequent or expensive care than was anticipated by the Company, revenue to the Company under a contract may be insufficient to cover the costs of care provided. When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated capitated revenue on those contracts, the Company recognizes losses on its prepaid health care services with HMOs. No contracts were considered loss contracts at June 30, 2006 because the Company has the right to terminate unprofitable physicians and close unprofitable centers under its managed care contracts.

Under the Company's limited risk and no-risk contracts with HMOs, the Company receives a capitation fee or management fee based on the number of patients for which the Company provides services on a monthly basis. The capitation fee or management fee is recorded as revenue in the period in which services are provided as determined by the respective contract.

Medical Service Expense
The Company contracts with or employs various health care providers to provide medical services to its patients. Primary care physicians are compensated on either a salary or capitation basis. For patients enrolled under risk managed care contracts, the cost of specialty services are paid on either a fee for service, per diem or capitation basis.

The cost of health care services provided or contracted for under risk managed care contracts is accrued in the period in which services are provided. In addition, the Company provides for an estimate of the related liability for medical claims incurred but not yet reported based on historical claims experience and current factors such as inpatient utilization and benefit changes provided under HMO plans. Estimates are adjusted as changes in these factors occur and such adjustments are reported in the year of determination. To further corroborate our estimate of medical claims, an independent actuarial calculation is performed on a quarterly basis.

Stop-loss Insurance
The Company purchases stop-loss insurance for three of its 15 medical centers. Health care costs in the accompanying Consolidated Statements of Income for the three medical centers include expenses of approximately \$0.6 million, \$0.5 million and \$0.5 million of stop-loss insurance premiums and reductions of expenses of approximately \$0.8 million, \$0.1 million and \$0.8 million of related recoveries for Fiscal 2006, 2005 and 2004, respectively. For the remaining 12 of its 15 medical centers the Company's health care costs are limited through agreements with the HMOs. The HMOs charge the Company a per member per month fee that limits the Company's health care costs for any individual patient. Health care costs in excess of annual limits are generally handled directly by the HMOs and their contracted physicians and the Company is not entitled to and does not receive any related insurance recoveries.

Recent Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect this Interpretation will have on the Company's financial position, liquidity and statement of income.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* which replaces APB No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principles for all voluntary changes in accounting principles and to changes required by accounting pronouncements in the unusual instance that the pronouncements do not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine the period specific effects or cumulative effect of the change. When it is impracticable to determine the period specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities at the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment is to be made to the opening balance of retained earnings for that period. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, it requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. This statement defines "retrospective application" as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. It also redefines "restatement" as the revising of previously issued financial statements to reflect the correction of an error. This statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. It is effective for fiscal years beginning after December 15, 2005. The impact of adoption of this statement is not expected to be significant to the Company.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation* (Statement 123). Statement 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends FASB Statement No. 95, *Statement of Cash Flows.* Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted as of the beginning of the first annual reporting period that begins after June 15, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company has adopted Statement 123(R) effective July 1, 2005 (see Note 7).

Prior to the adoption of Statement 123(R), the Company accounted for share-based payments to employees using the intrinsic value method under "Accounting for Stock Issued to Employees," Accounting Principles Board Opinion No. 25 ("APB No. 25"), and, as such, generally recognized no compensation cost for employee stock options.

Other Comprehensive Income
The Company had no comprehensive income items other than net income for all years presented.

Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 3 – DISCONTINUED OPERATIONS

In an effort to streamline operations and stem anticipated operating losses, effective January 1, 2003, the Company terminated the Medicare and Medicaid lines of business for all of the independent physician affiliates associated with one HMO. The terminated IPAs, which consisted of 29 physicians at the time of the termination and are shown as discontinued operations.

On December 16, 2003, the Company announced that it would dispose of its home health operations. The disposition occurred in transactions with three entities that acquired substantially all of the existing home health operations in separate transactions that concluded on February 7, 2004. In two of the transactions, the employees and patients of the Company's Medicare certified home health agencies in Broward and Miami-Dade Counties of Florida were transferred to the acquirer and no assets or liabilities were transferred. In the third transaction, the Company sold the stock of its private duty home health agency subsidiary for a cash purchase price of $9,000. The Company retained all of the related accounts receivable, as well as all obligations for payables which existed as of the date of the sale. In accordance with Statement of Financial Accounting Standard No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* the home health operations are shown as discontinued operations. As a result of the decision to dispose of its home health operations, the Company assessed the recoverability of the long-lived assets associated with the home health operations and recorded a disposal charge of $0.5 million during Fiscal 2004, which consisted of the following:

Goodwill	$ 320,882
Equipment, furniture and leasehold improvements	111,640
Other	24,868
	$ 457,390

The home health operations contributed $3.1 million in revenue and generated operating losses of $1.7 million during the fiscal year ended June 30, 2004 before any corporate overhead allocation or interest expense.

Approximately 10 employees were terminated as a result of these transactions. In accordance with Statement of Financial Accounting Standard No. 146, ("SFAS No. 146") *"Accounting for Costs Associated with Exit or Disposal Activities"*, the Company recorded $0.2 million of costs for severance payments and accrued for lease obligations in the third quarter of Fiscal 2004. The remaining loss incurred during Fiscal 2004 related to the operations of the home health operations prior to February 7, 2004 and the cost of winding up home health activities, including billing and collection of outstanding accounts receivables. Approximately $9,300 and $56,000 of liabilities from discontinued operations are included in accrued expenses and other current liabilities as of June 30, 2006 and 2005, respectively.

NOTE 4 - EQUIPMENT, FURNITURE AND LEASEHOLD IMPROVEMENTS

Equipment, furniture and leasehold improvements are summarized as follows:

	June 30,		Estimated Useful Lives
	2006	**2005**	**(in years)**
Furniture, fixtures and equipment	$ 2,705,674	$ 2,437,852	3-5
Furniture and equipment under capital lease	737,271	522,109	5
Leasehold improvements	163,900	157,225	5
	3,606,845	3,117,186	
Less accumulated depreciation	(2,782,625)	(2,446,521)	
	$ 824,220	$ 670,665	

Depreciation expense for the years ended June 30, 2006, 2005 and 2004 was approximately $342,000, $243,000 and $230,000, respectively.

The Company has entered into various noncancellable leases for certain furniture and equipment that are classified as capital leases. The leases are payable over 3 to 5 years at incremental borrowing rates ranging from 8% to 11% per annum. Accumulated amortization for assets recorded under capital lease agreements was approximately $539,000 and $413,000 at June 30, 2006 and 2005, respectively. Amortization of assets recorded under capital lease agreements was approximately $126,000, $81,000 and $56,000 for the years ended June 30, 2006, 2005 and 2004, respectively, and is included in depreciation expense for all years presented.

Future minimum lease payments under all capital leases are as follows:

For the year ending June 30,		
2007	$	97,720
2008		61,700
2009		36,994
2010		20,970
2011		–
		217,384
Less amount representing imputed interest		21,565
Present value of obligations under capital lease		195,819
Less current portion		83,751
Long-term capital lease obligations	$	112,068

The current portion of obligations under capital leases is classified within accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

NOTE 5 – DEBT

The Company has in place a credit facility that provides for a revolving loan to the Company of $5.0 million (the "Credit Facility"). Effective March 8, 2006, the Company obtained an extension and amended the terms of the Credit Facility. The maturity date of the Credit Facility was extended until September 30, 2007, the maximum amount available for borrowing under the Credit Facility was increased from $3,000,000 to $5,000,000 and the interest rate under the Credit Facility was reduced to the sum of 2.5% plus the 30-day Dealer Commercial Paper Rate. In addition, a financial covenant was added to the Credit Facility requiring the Company's EBITDA to exceed $1,500,000 on a trailing 12-month basis and the financial covenant that previously required us to maintain aggregate cash, unencumbered marketable securities and other financial assets of at least $1,000,000 at any time during which amounts were outstanding under the Credit Facility was deleted. All other terms of the Credit Facility remained substantially unchanged. At June 30, 2006, there was no outstanding principal balance on the Credit Facility. Interest under the Credit Facility is payable monthly and was 7.8% at June 30, 2006. All assets of the Company serve as collateral for the Credit Facility.

During Fiscal 2004, we recorded other income of $2.2 million relating to the settlement of an alleged Medicare obligation. The alleged obligation related to rehabilitation clinics that were previously operated by one of our former subsidiaries and were sold in 1999. The Centers for Medicare and Medicaid Services ("CMS") had alleged that Medicare overpayments were made relating to services rendered by these clinics and other related clinics during a period in which the clinics were operated by entities other than us. In an effort to resolve the matter with CMS and avoid aggressive collection efforts that could have disrupted our business, in 2002 we began making payments to resolve the alleged liability while retaining the right to dispute the alleged overpayments. We requested that CMS reconsider the alleged liability and in October 2003 we were notified that the liability had been reduced from the originally asserted amount of $2.4 million to $0.2 million.

NOTE 6 – EARNINGS PER SHARE

A reconciliation of the denominator of the basic and diluted earnings per share computation is as follows:

	Year Ended June 30,		
	2006	**2005**	**2004**
Basic weighted average number of shares outstanding	49,907,898	50,231,870	43,763,835
Dilutive effect of stock options	1,303,126	1,689,274	1,144,918
Dilutive effect of convertible debt	19,411	84,920	4,323,963
Diluted weighted average number of shares outstanding	51,230,435	52,006,064	49,232,716
Not included in calculation of dilutive earnings per share as impact is antidilutive:			
Stock options outstanding	20,000	255,000	300,000
Warrants	760,000	760,000	760,000

NOTE 7 - STOCK OPTION PLAN AND WARRANTS

The Amended and Restated Continucare Corporation 2000 Stock Incentive Plan (the "2000 Stock Incentive Plan"), which was approved by the Company's shareholders, permits the grant of stock options and restricted stock awards in respect of up to 7,000,000 shares of common stock to the Company's employees, directors, independent contractors and consultants. Under the terms of the 2000 Stock Incentive Plan, options are granted at the fair market value of the stock at the date of grant and expire no later than ten years after the date of grant. Options granted under the plan generally vest over four years, but the terms of the 2000 Stock Incentive Plan provide for accelerated vesting if there is a change in control of the Company. Historically, the Company has issued authorized but previously unissued shares of common stock upon option exercises. However, the Company does not have a policy regarding the issuance or repurchase of shares upon option exercise or the source of those shares. No restricted stock awards have been issued under the 2000 Stock Incentive Plan.

Prior to July 1, 2005, the Company followed Accounting Principles Board Opinion No. 25, ("APB No. 25"), "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. Under APB No. 25, when the exercise price of the Company's employee stock options equaled or exceeded the market price of the underlying stock on the date of grant, no compensation expense was recognized. Stock options issued to independent contractors or consultants were accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, ("SFAS No. 123"), "Accounting for Stock-Based Compensation." For Fiscal 2005 and 2004, stock-based employee compensation expense of approximately $0.3 and $0 million, respectively, was recognized in the accompanying condensed consolidated Statements of Income in accordance with APB No. 25.

Effective July 1, 2005, the Company adopted Statement 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, using the modified prospective transition method. Under this method, compensation cost recognized for Fiscal 2006 includes: (i) compensation cost for all share-based payments modified or granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (ii) compensation cost for all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). Results for periods prior to July 1, 2005 have not been restated.

The Company calculates the fair value for employee stock options using a Black-Scholes option pricing model at the time the stock options are granted and that amount is amortized over the vesting period of the stock options, which is generally up to four years. The fair value for employee stock options granted during Fiscal 2006 was calculated based on the following assumptions: risk-free interest rate ranging from 4.21% to 5.16%; dividend yield of 0%; weighted-average volatility factor of the expected market price of the Company's common stock of 71.1%; and weighted-average expected life of the options ranging from 3 to 6 years, depending on the vesting provisions of each option. The expected life of the options is based on the historical exercise behavior of the Company's employees. The expected volatility factor is based on the historical volatility of the market price of the Company's common stock as adjusted for certain events that management deemed to be non-recurring and non-indicative of future events.

As a result of adopting Statement 123(R) on July 1, 2005, for Fiscal 2006, the Company's income before income taxes was lower by $1.3 million and net income was lower by $0.8 million than if it had continued to account for share-based compensation under APB No. 25.

The adoption of Statement 123(R) had no effect on cash flow from operations and cash flow from financing activities for Fiscal 2006. Statement 123(R) requires the tax benefits resulting from tax deductions in excess of the compensation cost recognized for options (excess tax benefits) to be classified as financing cash flows. For Fiscal 2006, 2005 and 2004, the Company had net operating loss carryforwards and did not recognize any tax benefits resulting from the exercise of stock options because the related tax deductions would not have resulted in a reduction of income taxes payable.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans for Fiscal 2005 and 2004. For purposes of this pro forma disclosure, the fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model based on the following assumptions for Fiscal 2005 and 2004, respectively: risk-free interest rate of 4.25% and 4.25%; dividend yield of 0% and 0%; volatility factor of the expected market price of the Company's common stock of 101.1% and 106.5%, and a weighted-average expected life of the options of ten years. The Company's pro forma information follows:

	Year Ended June 30, 2005	Year Ended June 30, 2004
Net income as reported	$ 15,891,492	$ 4,652,954
Add:		
Total stock-based employee compensation expense reported in net income	254,000	–
Deduct:		
Total stock-based employee compensation expense determined under SFAS No. 123 for all awards	(1,372,348)	(375,327)
Pro forma net income	$ 14,773,144	$ 4,277,627
Basic net income per common share:		
As reported	$ .32	$ .11
Pro forma	$ .29	$ .10
Diluted net income per common share:		
As reported	$ .31	$ .09
Pro forma	$ .28	$ .09

The following table summarizes information related to the Company's stock option activity for year ended June 30, 2006:

	Year Ended June 30, 2006	
	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	3,814,000	$ 1.22
Granted	730,000	2.44
Exercised	(826,362)	.78
Forfeited	(58,334)	1.78
Outstanding at end of the year	3,659,304	$ 1.56
Exercisable at end of the year	1,864,635	
Weighted average fair value per share of options granted during the year	$ 1.41	

The weighted average fair value per share of options granted during Fiscal 2005 and 2004, was $1.61 and $1.20, respectively.

The following table summarizes information about options outstanding and exercisable at June 30, 2006:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$1.61-$2.99	1,819,000	$ 2.25	8.73	584,333	$ 2.21	8.33
$.66-$1.51	1,840,304	$ .87	6.56	1,280,302	$ .86	6.20

The total intrinsic value of options outstanding and options exercisable was $5.1 million and $3.1 million, respectively, at June 30, 2006. The total intrinsic value of options exercised during Fiscal 2006, 2005 and 2004 was approximately $1.4 million, $0.3 million and $0.9 million, respectively.

As of June 30, 2006, there was approximately $1.4 million of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 2.0 years.

The Company has 760,000 warrants outstanding at June 30, 2006 which are exercisable through December 31, 2007, with exercise prices ranging from $7.25 to $12.50 per share.

Shares of common stock have been reserved for future issuance at June 30, 2006 as follows:

Warrants	760,000
Stock options	2,087,667
Total	2,847,667

NOTE 8 - INCOME TAXES

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company recorded an income tax provision of $2.9 million and an income tax benefit of $7.2 million for the years ended June 30, 2006 and 2005, respectively. No provision or benefit for income taxes was recorded for the year ended June 30, 2004 as the Company had substantial tax assets, described more fully below, which had not been recognized. The income tax provision (benefit) from continuing operations consisted of the following:

	Year Ended June 30,		
	2006	2005	2004
Current:			
Federal	$ 163,066	$ 131,363	$ –
State	–	–	–
Total	163,066	131,363	–
Deferred:			
Federal	2,339,256	2,411,423	–
State	427,839	435,273	–
Total	2,767,095	2,846,696	–
Change in valuation allowance	–	(10,153,620)	–
Total income tax provision (benefit)	$ 2,930,161	$ (7,175,561)	$ –

Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows:

	June 30, 2006	2005	2004
Deferred tax assets:			
Bad debt and notes receivable reserve	$ 294,922	$ 294,922	$ 706,992
Alternative minimum tax credit	291,467	131,363	–
Other	363,847	160,296	192,440
Impairment charge	1,726,600	1,746,800	1,975,228
Share-based compensation	395,246	–	–
Net operating loss carryforward	3,397,248	6,340,985	7,925,846
Deferred tax assets	6,469,330	8,674,366	10,800,506
Deferred tax liabilities:			
Depreciable/amortizable assets	(1,929,501)	(1,367,442)	(646,886)
Valuation allowance	–	–	(10,153,620)
Deferred tax liabilities	(1,929,501)	(1,367,442)	(10,800,506)
Net deferred tax asset	$ 4,539,829	$ 7,306,924	$ –

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative (including, among others, the Company's projections of future taxable income and profitability in recent fiscal years), management determined that a valuation allowance of $0, $0 and $10,153,620 was necessary at June 30, 2006, 2005 and 2004, respectively, to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current period was $10,153,620 for the year ended June 30, 2005. At June 30, 2006, the Company had available net operating loss carryforwards of approximately $9,028,000, which expire in 2020 through 2025.

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate for the years ended June 30, 2006, 2005 and 2004 is as follows:

	Year Ended June 30, 2006	2005	2004
Statutory federal rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	3.63	3.63	3.63
Goodwill and other non-deductible items	(2.22)	(3.46)	2.85
Change in valuation allowance	–	(116.49)	(40.48)
Other	0.03	–	–
Effective tax rate	35.44%	(82.32)%	0%

NOTE 9 – SHARE REPURCHASE PROGRAM

In May 2005, the Company's Board of Directors increased the Company's previously announced program to repurchase shares of its common stock to a total of 2,500,000 shares. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. As of September 1, 2006, the Company had repurchased 1,157,467 shares of its common stock for approximately $3.0 million.

NOTE 10 - EMPLOYEE BENEFIT PLAN

As of January 1, 1997, the Company adopted a tax qualified employee savings and retirement plan covering the Company's eligible employees. The Continucare Corporation 401(k) Profit Sharing Plan and Trust (the "401(k) Plan") was amended and restated on July 1, 1998. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code (the "Code") and contains a feature described in Code Section 401(k) under which a participant may elect to have his or her compensation reduced by up to 70% (subject to IRS limits) and have that amount contributed to the 401(k) Plan. In October 2001, the Internal Revenue Service issued a favorable determination letter for the 401(k) Plan.

Under the 401(k) Plan, new employees who are at least 18 years of age are eligible to participate in the 401(k) Plan after 90 days of service. Eligible employees may elect to contribute to the 401(k) Plan up to a maximum amount of tax deferred contribution allowed by the Internal Revenue Code. The Company may, at its discretion, make a matching contribution and a non-elective contribution to the 401(k) Plan. There were no matching contributions for the years ended June 30, 2006, 2005 or 2004. Participants in the 401(k) Plan do not begin to vest in the employer contribution until the end of two years of service, with full vesting achieved after five years of service.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Legal Proceedings
The Company is involved in legal proceedings incidental to its business that arise from time to time out of the ordinary course of business including, but not limited to, claims related to the alleged malpractice of employed and contracted medical professionals, workers' compensation claims and other employee-related matters, and minor disputes with equipment lessors and other vendors. The Company records an accrual for medical malpractice claims, which includes amounts for insurance deductibles and projected exposure, based on our estimate of the ultimate outcome of such claims, if any.

Leases
The Company leases office space and equipment under various non-cancelable operating leases. Rent expense under such operating leases was approximately $1.8 million for each of the years ended June 30, 2006, 2005 and 2004, respectively. Future annual minimum payments under such leases as of June 30, 2006 are as follows:

For the fiscal year ending June 30,	
2007	$ 1,529,170
2008	1,480,726
2009	1,232,667
2010	1,036,597
2011	865,187
Total	$ 6,144,347

NOTE 12 – VALUATION AND QUALIFYING ACCOUNTS

Activity in the Company's valuation and qualifying accounts consists of the following:

	Year ended June 30, 2006	2005	2004
Allowance for doubtful accounts related to other receivables and accounts receivable:			
Balance at beginning of period	$ 842,751	$ 826,964	$ 4,823,000
Provision for doubtful accounts	163,105	15,787	104,296
Write-offs of uncollectible accounts receivable	(207,599)	–	(4,100,332)
Balance at end of period	$ 798,257	$ 842,751	$ 826,964
Allowance for doubtful accounts related to notes receivable:			
Balance at beginning of period	$ –	$ –	$ 6,367,000
Provision for doubtful accounts	–	–	–
Write-offs of uncollectible notes receivable	–	–	(6,367,000)
Balance at end of period	$ –	$ –	$ –
Valuation allowance for deferred tax assets:			
Balance at beginning of period	$ –	$ 10,153,620	$ 11,862,974
Additions	–	–	–
Deductions	–	(10,153,620)	(1,709,354)
Balance at end of period	$ –	$ –	$ 10,153,620

The write-offs of uncollectible accounts receivable and notes receivable of $4.1 million and $6.4 million, respectively, in the fiscal year ended June 30, 2004 related primarily to receivables incurred in discontinued operations by subsidiaries of the Company that were discontinued or sold in prior years. These receivables had been fully reserved as uncollectible accounts in prior years and were written-off in Fiscal 2004 after collection efforts were discontinued.

NOTE 13 – ACQUISITION

On May 10, 2006, Continucare, entered into a definitive Asset Purchase Agreement (the "Agreement") with CNU Blue 1, Inc., a Florida corporation and a wholly-owned subsidiary of the Company ("Buyer"), CNU Blue 2, LLC, a Florida limited liability company and a wholly-owned subsidiary of Buyer ("Buyer LLC"), Miami Dade Health and Rehabilitation Services, Inc., a Florida corporation ("MDHRS"), Miami Dade Health Centers, Inc., a Florida corporation ("Miami Dade"), West Gables Open MRI Services, Inc., a Florida corporation ("West Dade"), Kent Management Systems, Inc. ("Kent"), Pelu Properties, Inc., a Florida corporation ("Pelu"), Peluca Investments, LLC, a Florida limited liability company owned by the Owners ("Peluca"), and Miami Dade Health Centers One, Inc., a Florida corporation ("MDHC One, and, collectively with MDHRS, Miami Dade, West Dade, Kent, Pelu and Peluca, the "Sellers"), MDHC Red, Inc., a Florida corporation ("Retain"), and the principal shareholders of each Seller (the "Owners"). Upon the terms and subject to the conditions of the Agreement, Buyer will acquire substantially all of the assets and operations of Sellers and assume certain liabilities of Sellers (the "Acquisition"). The Acquisition is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Under the terms of the Agreement, at the closing, the Company will pay Sellers $5.0 million cash and issue to Sellers 20.0 million shares of the Company's common stock (the "Shares"). The Company will also pay Owners an additional $1.0 million cash on the first anniversary date of the Closing. In addition, upon the terms and subject to the conditions of the Agreement, following the closing the Company will pay to Owners up to $2.0 million based on the monthly payments in respect of the Sellers' business operations received by the Company or any of its subsidiaries from certain identified third-party payors during the fourteen day period commencing the day after the closing date and make certain other payments to Owners depending on the collection of certain receivables that were fully reserved on the books of Sellers as of December 31, 2005.

The purchase price, including acquisition costs, will be allocated to the estimated fair values of assets acquired and liabilities assumed as of the closing date. The Company expects to fund estimated cash consideration payable to Sellers and Owners with cash flow from operations or, if necessary, borrowings under its Credit Facility. Consummation of the Acquisition is contingent upon, among other things, the requisite vote of the Company's shareholders approving the issuance of Shares pursuant to the Agreement, the audit of Sellers' financial statements not reflecting any material adverse audit adjustments from Sellers' unaudited financial statements and that such audited financial statements reflect adjusted EBITDA of at least $6.0 million for the year ended December 31, 2005, approval of the transaction by certain regulatory and governmental authorities and receipt of necessary third party consents.

NOTE 14 – QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

For the Year Ended June 30, 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$ 29,871,150	$ 29,382,706	$ 37,524,804	$ 36,212,252	$ 132,990,912
Net income	$ 1,438,752	$ 1,457,850	$ 1,332,765	$ 1,108,172	$ 5,337,539
Basic net income per common share	$ .03	$ .03	$ .03	$ .02	$ .11
Diluted net income per common share	$ .03	$ .03	$ .03	$ .02	$ .10

For the Year Ended June 30, 2005

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$ 26,208,017	$ 27,113,675	$ 29,775,441	$ 29,133,980	$ 112,231,113
Net income	$ 1,109,029	$ 2,138,397	$ 1,471,455	$ 11,172,611	$ 15,891,492
Basic net income per common share	$ .02	$ .04	$ .03	$ .22	$ .32
Diluted net income per common share	$ .02	$ .04	$ .03	$ .21	$ .31

Exhibit 31.1

CERTIFICATION

I, Richard C. Pfenniger, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Continucare Corporation (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   (a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: September 18, 2006

By: /s/ Richard C. Pfenniger, Jr.
Richard C. Pfenniger, Jr.
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Fernando L. Fernandez, certify that:

1. I have reviewed this Annual Report on Form 10-K of Continucare Corporation (the "Registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   (a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: September 18, 2006

By: /s/ Fernando L. Fernandez
Fernando L. Fernandez
Senior Vice President – Finance, Chief Financial Officer,
Treasurer and Secretary

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY
ACT OF 2002

In connection with the Annual Report of Continucare Corporation (the "Company") for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard C. Pfenniger, Jr., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 18, 2006

By: /s/ Richard C. Pfenniger, Jr.
RICHARD C. PFENNIGER, JR.
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY
ACT OF 2002

In connection with the Annual Report of Continucare Corporation (the "Company") for the fiscal year ended June 30, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Fernando L. Fernandez, Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 18, 2006

By: /s/ Fernando L. Fernandez
FERNANDO L. FERNANDEZ
Senior Vice President – Finance, Chief Financial Officer,
Treasurer and Secretary

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Corporate Information

Corporate Headquarters
Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, FL 33126
Telephone: 305-500-2000
www.continucare.com

SEC Form 10-K
Continucare's 2006 Annual Report on Form 10-K is included within this Annual Report to Shareholders. Additional copies are available free of charge by writing or calling Fernando Fernandez, Chief Financial Officer, at the corporate headquarters listed above.

Annual Meeting
Continucare's annual meeting of shareholders will be held February 7, 2007 at 9:30 a.m. at the corporate headquarters listed above.

Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800-937-5449

Independent Accountants
Ernst & Young LLP
100 Northeast 3rd Avenue
Ft. Lauderdale, FL 33301

Board of Directors
Richard C. Pfenniger, Jr.
President, Chief Executive Officer and Chairman
Continucare Corporation

Luis Cruz, M.D.
Vice Chairman
Continucare Corporation

Phillip Frost, M.D.
Vice Chairman
TEVA Pharmaceuticals, Ltd.

Robert J. Cresci
Managing Director
Pecks Management Partners Ltd.

Neil Flanzraich
Private Investor

Jacob Nudel, M.D.
Founder
MDwerks, Inc.

A. Marvin Strait
Certified Public Accountant

Audit Committee
A. Marvin Strait, *Chairman*
Robert J. Cresci
Neil Flanzraich
Jacob Nudel, M.D.

Compensation Committee
Robert J. Cresci, *Chairman*
Neil Flanzraich
Jacob Nudel, M.D.
A. Marvin Strait

Nominating Committee
Phillip Frost, M.D., *Chairman*
Neil Flanzraich
Robert J. Cresci
Jacob Nudel, M.D.
A. Marvin Strait

Officers
Richard C. Pfenniger, Jr.
President, Chief Executive Officer and Chairman

Gemma Rosello
Executive Vice President – Operations

Jose Garcia
Executive Vice President

Fernando L. Fernandez
Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

Sadita Bustamante
Senior Vice President – Center Operations

Luis H. Izquierdo
Senior Vice President – Marketing

Holly Lopez
Vice President – Support Services

Market Information

Our common stock is traded on the American Stock Exchange ("AMEX") under the symbol "CNU". The following table sets forth the high and low sale prices of our common stock as reported by the composite tape of AMEX for each of the quarters indicated.

	HIGH	LOW
Fiscal Year 2006:		
Quarter Ended 6/30/06	$ 3.15	$ 2.62
Quarter Ended 3/31/06	2.87	2.35
Quarter Ended 12/31/05	2.76	2.25
Quarter Ended 9/30/05	2.89	2.15
Fiscal Year 2005:		
Quarter Ended 6/30/05	$ 3.55	$ 2.21
Quarter Ended 3/31/05	2.80	1.80
Quarter Ended 12/31/04	2.54	1.45
Quarter Ended 9/30/04	1.98	1.29

As of the close of business on August 31, 2006, there were approximately 121 record holders of our common stock. We have not paid dividends on our common stock and do not contemplate paying dividends in the foreseeable future.

Forward Looking Statements

This Annual Report to Shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to a number of estimates, risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Please refer to the Cautionary Note regarding Forward Looking Statements and other risks and factors detailed in our Annual Report on Form 10-K (which is included within this Annual Report to Shareholders), as well as in our other reports filed with the Securities and Exchange Commission. Additionally, this Annual Report to Shareholders contains forward-looking statements relating (a) to the expected opening of Continucare ValuClinic™ health centers, which is subject to the risks that we are not able to timely open the health centers and that, once opened, they do not provide the anticipated revenue or profitability; and (b) to the future success of the MDHC acquisition, which is subject to the risks that we will not achieve the anticipated economies of scale or improved operating efficiencies and that the transaction may not be accretive to earnings in future periods. Further, the pro forma financial information relating to the MDHC acquisition is based on historical data and may not reflect the combined financial position or results that would have been realized had the MDHC acquisition been completed during fiscal 2006 nor the results which we might attain in future periods.

Continucare

7200 Corporate Center Drive
Suite 600
Miami, Florida 33126
Phone: 305-500-2000
www.continucare.com